SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Respironics, Inc.
(Name of Subject Company)

Respironics, Inc.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

761230101
(CUSIP Number of Class of Securities)

Steven P. Fulton
Vice President and General Counsel
1010 Murry Ridge Lane
Murrysville, Pennsylvania 15668
(724) 387-5200
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Steven A. Rosenblum
Stephanie J. Seligman
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Respironics, Inc., a Delaware corporation (“Respironics” or the “Company”). The address of the principal executive offices of the Company is 1010 Murry Ridge Lane, Murrysville, Pennsylvania 15668 and its telephone number is (724) 387-5200.

(b)	Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), including the associated common stock acquisition rights (the “Rights,” and together with the shares of the Company Common Stock, the “Shares” and each a “Share”) issued pursuant to the Rights Agreement between the Company and Mellon Investor Services LLC, dated as of June 28, 1996, as amended by Amendment No. 1, dated as of July 30, 1999, Amendment No. 2, dated as of May 5, 2005, Amendment No. 3, dated as of June 7, 2006, and Amendment No. 4, dated as of December 20, 2007 (as amended, the “Rights Agreement”). As of the close of business on December 31, 2007, there were 81,233,334 Shares issued, of which 74,243,039 were outstanding and 6,990,295 were held in treasury.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to a tender offer (the “Offer”) by Moonlight Merger Sub, Inc., a Delaware corporation (“Offeror”) disclosed in a Tender Offer Statement on Schedule TO dated January 3, 2008 (as amended or supplemented from time to time, the “Schedule TO”) to purchase all of the outstanding Shares at a purchase price of $66.00 per Share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated January 3, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer will remain open for at least 20 business days. The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on January 3, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2007 (the “Agreement”), by and among Philips Holding USA Inc., a Delaware corporation (“Parent”), Offeror, a direct wholly-owned subsidiary of Parent, and the Company. Pursuant to the Agreement, if at least a majority of the Shares are tendered and certain other conditions are met, Offeror will promptly purchase all tendered Shares (the time of acceptance for payment, the “Acceptance Time”). If a majority but fewer than 90% of the issued and outstanding Shares are accepted for payment in the Offer, Offeror can then choose to undertake a subsequent offering period of between 3 and 20 business days in the aggregate in order to acquire additional Shares. Following the completion of the Offer, if a majority but fewer than 90% of the issued and outstanding Shares are accepted for payment in the Offer, the Offeror has an option to purchase from the Company a number of Shares that, when added to the Shares that Parent and its affiliates (including the Offeror) own after the Offer is completed, will constitute the least amount required for Parent and its affiliates to own more than 90% of the outstanding Shares (such option, the “Top-Up Option”). The Top-Up Option can only be exercised when (i) the Shares issued pursuant to the Top-Up Option will enable Offeror to obtain more than 90% of the issued and outstanding Shares, (ii) the number of Shares issued pursuant to the Top-Up Option would not exceed the total number of authorized but unissued Shares, and (iii) such issuance would not require stockholder approval under the rules and regulations of the NASDAQ. If, following the closing of the Offer and the exercise of the Top-Up Option, if applicable, Offeror acquires 90% or more of the issued and outstanding Shares and certain other conditions are satisfied, Offeror is required to effect a “short-form” merger to acquire any remaining outstanding Shares without the requirement of a stockholder vote.

Offeror has no obligation to provide for a subsequent offering period or to exercise the Top-Up Option. As a result, Offeror may not be required to effect the short-form merger described above. In that event, the Company would be required to convene a meeting of stockholders to approve the Merger (as defined below) and the Merger would not occur until a period of time after the expiration of the Offer. No interest will be paid for Shares acquired in the Merger. Accordingly, in order to receive the Offer Price promptly, stockholders who wish to receive the Offer Price should tender their Shares in the Offer.

Immediately prior to the Acceptance Time, each option to acquire Shares, whether vested or unvested, will vest in full and be cancelled in exchange for the right to receive at the Acceptance Time an amount in cash equal to the product of (1) the total number of Shares subject to such option and (y) the excess, if any, of the amount of the Offer Price over the exercise price per Share subject to such option, less any applicable withholding taxes. Immediately prior to the Acceptance Time, each restricted share of Company Common Stock (the “Restricted Shares”) that has not previously vested will be cancelled in exchange for the right to receive at the Acceptance Time an amount per Restricted Share equal to the Offer Price, less any applicable withholding taxes.

Following the completion of the Offer, Offeror will merge with and into the Company (the “Merger”), with the Company surviving the Merger. Upon the effective time of the Merger (the “Effective Time”), the Company will become a direct wholly owned subsidiary of Parent. In the Merger, each outstanding Share will be converted into the right to receive the Offer Price in cash, without interest, and subject to appraisal rights. A copy of the Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of the Offeror is 1251 Avenue of the Americas, New York, NY 10020, and its telephone number is (212) 536-0500.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described below or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Offeror’s right pursuant to the Agreement to designate persons to the Board of Directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer.

(a)	Arrangements with Directors and Executive Officers of the Company.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Director and Officer Indemnification and Insurance.

The Company’s directors and officers are entitled under the Agreement to continued indemnification and insurance coverage. For additional information regarding these arrangements, see the summary of the Agreement contained in the Offer to Purchase, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Agreement on Equity and Equity-Based Awards Granted under the Company’s Equity Incentive Plans.

Employee Stock Options.  The Offer is made only for Shares and is not made for any options to purchase Shares. Under the Agreement, each option to purchase Shares shall, immediately prior to the Acceptance Time, vest (to the extent not already vested) and then be cancelled in exchange for the right to receive at the Acceptance Time an amount in cash equal to the product of (x) the total number of Shares subject to such option and (y) the excess, if any, of $66.00 over the exercise price per Share subject to such option, less applicable tax withholdings.

Restricted Shares.  The Offer is made only for Shares that are not subject to restrictions and is not made for any Restricted Shares. Under the Agreement, immediately prior to the Acceptance Time, each Restricted Share that has not previously vested will be cancelled in exchange for the right to receive at the Acceptance Time an amount per Restricted Share in cash equal to $66.00, less applicable withholdings. The Company’s directors and executive officers do not own any Restricted Shares.

The following table reflects as of December 31, 2007, the consideration in respect of stock options that the Company’s directors and executive officers will receive upon consummation of the Offer.

Cash-Out of
Cancelled
Stock Options

John L. Miclot	$31,654,860
Craig B. Reynolds	$13,258,804
Daniel J. Bevevino	$15,152,499
Gerald E. McGinnis	$12,508,254
Donald J. Spence	$5,984,800
All directors and executive officers as a group	$123,200,708

Letter Agreements.

In connection with the execution of the Merger Agreement, five of the Company’s executive officers entered into letter agreements relating to the treatment of their existing employment agreements and one other individual entered into a letter agreement relating to the treatment of his change of control agreement. In the event that Offeror acquires a majority of Shares in the Offer, the Company will make lump sum payments to the executive officers and to the other individual and gross-up payments to the executive officers in respect of any excise taxes under Section 280G of the Internal Revenue Code payable in connection with the Offer if the executive officer is currently entitled to a Section 280G gross-up payment under his existing employment agreement. Following the payments contemplated by the immediately preceding sentence, each executive officer’s and other individual’s current employment or change of control agreement with the Company will terminate. The amounts payable to the Company’s five executive officers pursuant to the letter agreements are as follows: John L. Miclot (President and Chief Executive Officer), $4,694,927 (plus 280G gross-up), Craig B. Reynolds (Executive Vice President and Chief Operating Officer), $7,874,742 (plus 280G gross-up), Donald J. Spence (President, Sleep and Home Respiratory Group), $1,491,184 (plus 280G gross-up), Derek Smith (President, Hospital Group), $1,069,832 (plus 280G gross-up), and Geoffrey Waters (President, International Group), $1,514,484 (no 280G gross up).

Amended and Restated Employment Agreements with the Company.

In addition to the letter agreements referred to in the immediately preceding paragraph, the Company is a party to an Amended and Restated Employment Agreement with Daniel J. Bevevino (Vice President and Chief Financial Officer), an Employment Agreement with William R. Wilson (Chief Human Resource Officer) and an Amended and Restated Employment Agreement with Steven P. Fulton (Vice President and General Counsel).

Under the employment agreements, consummation of the Offer will constitute a change in control. The occurrence of a change in control results in certain terms of employment and severance protections taking effect, although no severance benefits are actually payable unless there is a subsequent qualifying termination of employment.

Each change in control provision contained within these executive officer employment agreements requires the Company or its successor to provide to the applicable executive severance benefits, as described below, if, during the two year period following a change in control of the Company, the Company or its successor terminates the executive’s employment without cause or if the executive terminates his employment for good reason (as those terms are defined in the applicable agreement).

The severance benefits for each executive would include the following:

•	A multiple (2x for Messrs. Bevevino and Wilson and 3x for Mr. Fulton) of the executive’s annual salary plus the executive’s annual target incentive.

•	For each of Messrs. Bevevino and Wilson only, 2x the Company’s contribution on behalf of the executive to the Company’s Supplemental Retirement Plan.

•	Continued medical benefits for 18 months for Messrs. Bevevino and Wilson and for three years for Mr. Fulton.

•	For Messrs. Bevevino and Wilson only, a “280G gross-up” payment to make the executive whole for any federal excise tax imposed on change in control or severance payments or benefits received by the executive.

Mr. Fulton will be subject to non-compete restrictions for 18 months, and employee/customer non-solicitation restrictions for one year, following a qualifying termination of employment after a change in control. Messrs. Bevevino and Wilson will be subject to non-compete and employee/customer non-solicitation restrictions for one year following a qualifying termination of employment after a change in control.

Assuming the Offer is completed on February 1, 2008 and that thereafter each of Messrs. Bevevino, Wilson and Fulton’s employment is terminated on that date by the Company without cause or voluntarily terminated on that date by such executive officer for good reason, the estimated cost of the cash severance benefits described in the first two bulleted items above would be $1,323,065 plus 280G excise tax gross up for Mr. Bevevino, $802,327 plus 280G excise tax gross up for Mr. Wilson and $1,430,370 (no 280G excise tax gross up) for Mr. Fulton.

New Employment Agreements with Parent.

Each of the five executive officers listed in the table below has entered into an employment agreement with Parent that will become effective only upon completion of the Offer. The material terms of these new employment agreements are set forth below. One other individual, who is not an executive officer, has also entered into an employment agreement with Parent that will become effective upon completion of the Offer.

Name, Title and Term	Compensation Matters	Severance and Non-Compete

Name: John L. Miclot Title: CEO, Respironics Term: One Year	Base Salary: $766,500

Annual Bonus: Target bonus of $1,200,000; maximum bonus of $2,400,000.

Potential Restricted Stock Grant: Potential grant of 40,000 shares of restricted stock of Koninklijke Philips Electronics N.V., a corporation organized under the laws of The Netherlands and the parent company of the Offeror (“Royal Philips”), if the parties agree to continue the employment relationship after the initial one year term. If granted, the restricted stock would vest in three equal annual installments beginning on the first anniversary of the grant date.

Potential Stock Option Grant: Potential grant of stock option to purchase 120,000 shares of Royal Philips stock if the parties agree to continue the employment relationship after the initial one year term. If granted, the stock options would vest on the third anniversary of the grant date.

280G Gross-Up: Executive is entitled to a gross-up in respect of any 280G excise taxes payable in connection with any change in control severance or benefits.	Severance benefits in the event of a termination of employment without cause or due to executive’s death prior to the end of the term. Severance includes the following:

  •   the balance of the executive’s base salary for the balance of the term

  •   a pro-rated annual bonus (based on target)

  •   18 months of health benefit reimbursement

Non-compete and employee and customer non-solicitation restrictions during the one year period following termination of employment.

Name, Title and Term	Compensation Matters	Severance and Non-Compete

Name: Craig B. Reynolds Title: COO, Respironics Term: One Year	Base Salary: $529,876

Annual Bonus: Target bonus of $750,000; maximum bonus of $1,500,000.

Potential Restricted Stock Grant: Potential grant of 25,000 shares of Royal Philips restricted stock if the parties agree to continue the employment relationship after the initial one year term. If granted, the restricted stock would vest in three equal annual installments beginning on the first anniversary of the grant date.

Potential Stock Option Grant: Potential grant of stock option to purchase 75,000 shares of Royal Philips stock if the parties agree to continue the employment relationship after the initial one year term. If granted, the stock options would vest on the third anniversary of the grant date.

280G Gross-Up: Executive is entitled to a gross-up in respect of any 280G excise taxes payable in connection with any change in control severance or benefits.

Other Benefits: Continuation of medical and dental insurance for 5 years following termination of employment for any reason.	Severance benefits in the event of a termination of employment without cause or due to executive’s death prior to the end of the term. Severance includes the following:

  •   the balance of the executive’s base salary for the balance of the term

  •   a pro-rated annual bonus (based on target)

Non-compete and employee and customer non-solicitation restrictions during the one year period following termination of employment.

Name, Title and Term	Compensation Matters	Severance and Non-Compete

Name: Donald Spence Title: General Manager, Sleep and Home Respiratory Group Term: Two Years	Base Salary: $425,000

Annual Bonus: Target bonus of $255,000; maximum bonus of $510,000.

Cash Retention Bonus: $700,000 if executive remains employed for the full term.

Restricted Stock Grant: Grant of 15,000 shares of Royal Philips restricted stock on the first grant date possible following the beginning of the term. Grant of 15,000 shares of Royal Philips restricted stock on the first grant date possible following the first anniversary of the start date. Each grant of restricted stock vests in three equal annual installments beginning on the first anniversary of the respective grant date.

Stock Option Grant: Grant of stock options to purchase 45,000 shares of Royal Philips stock on the first grant date possible following the beginning of the term. Grant of stock options to purchase 45,000 shares of Royal Philips stock on the first grant date possible following the first anniversary of the start date. The stock options would vest on the third anniversary of the respective grant date.

280G Gross-Up: Executive is entitled to a gross-up in respect of any 280G excise taxes payable in connection with any change in control severance or benefits.	Severance benefits in the event of a termination of employment without cause prior to the end of the term. Severance includes the following:

  •   the balance of the executive’s base salary for the balance of the term

  •   a pro-rated annual bonus (based on target)

  •   the cash retention bonus

  •   18 months of health benefit reimbursement

Non-compete and employee and customer non-solicitation restrictions during the one year period following termination of employment.

Name, Title and Term	Compensation Matters	Severance and Non-Compete

Name: Derek Smith Title: General Manager, Hospital Group Term: Two Years	Base Salary: $322,140

Annual Bonus: Target bonus of $161,070; maximum bonus of $322,140.

Cash Retention Bonus: $500,000 if executive remains employed for the full term.

Restricted Stock Grant: Grant of 10,000 shares of Royal Philips restricted stock on the first grant date possible following the beginning of the term. Grant of 10,000 shares of Royal Philips restricted stock on the first grant date possible following the first anniversary of the start date. Each grant of restricted stock vests in three equal annual installments beginning on the first anniversary of the respective grant date.

Stock Option Grant: Grant of stock options to purchase 30,000 shares of Royal Philips stock as soon as practicable after the beginning of the term. Grant of stock options to purchase 30,000 shares of Royal Philips stock as soon as practicable after the first anniversary of the start date. The stock options would vest on the third anniversary of the respective grant date.

280G Gross-Up: Executive is entitled to a gross-up in respect of any 280G excise taxes payable in connection with any change in control severance or benefits.	Severance benefits in the event of a termination of employment without cause prior to the end of the term. Severance includes the following:

  •   the balance of the executive’s base salary for the balance of the term

  •   a pro-rated annual bonus (based on target)

  •   the cash retention bonus

  •   18 months of health benefit reimbursement

Non-compete and employee and customer non-solicitation restrictions during the one year period following termination of employment.

Name, Title and Term	Compensation Matters	Severance and Non-Compete

Name: Geoffrey C. Waters Title: General Manager, International Group Term: Two Years	Base Salary: $306,000

Annual Bonus: Target bonus of $183,600; maximum bonus of $367,200.

Cash Retention Bonus: $500,000 if executive remains employed for the full term.

Restricted Stock Grant: Grant of 10,000 shares of Royal Philips restricted stock on the first grant date possible following the beginning of the term. Grant of 10,000 shares of Royal Philips restricted stock on the first grant date possible following the first anniversary of the start date. Each grant of restricted stock vests in three equal annual installments beginning on the first anniversary of the respective grant date.

Stock Option Grant: Grant of stock options to purchase 30,000 shares of Royal Philips stock on the first grant date possible following the beginning of the term. Grant of stock options to purchase 30,000 shares of Royal Philips stock on the first grant date possible following the first anniversary of the start date. The stock options would vest on the third anniversary of the respective grant date.

Other Benefits: Continuation of medical and dental insurance for 3 years following termination of employment for any reason.	Severance benefits in the event of a termination of employment without cause prior to the end of the term. Severance includes the following:

  •   the balance of the executive’s base salary for the balance of the term

  •   a pro-rated annual bonus (based on target)

  •   the cash retention bonus

Non-compete and employee and customer non-solicitation restrictions during the one year period following termination of employment.

Change in Control Severance Plans and Other Change in Control Agreements

The Company has implemented two change in control severance plans that provide for enhanced severance benefits in the event of a qualifying termination of employment following a change in control of the Company. Consummation of the Offer will constitute a change in control of the Company for purposes of the change in control severance plans. The total number of participants in the two change in control severance plans will not exceed 250 in the aggregate, and the aggregate cost of the two change in control severance plans, assuming the payment of maximum benefits thereunder, will not exceed $50,000,000. In addition, the Company is a party to pre-existing agreements with certain non-executive officers providing for enhanced severance benefits in the event of a qualifying termination of employment.

Retention Pool

In order to ensure the effective conduct of the Company’s business between the date of the Agreement and the completion of the Merger, the Company may institute a retention bonus plan for the purpose of providing an incentive to key employees to continue their employment with the Company until the completion of the Merger. The Company may spend up to a maximum of $15,000,000 on these retention bonuses. No executive officer of the Company and no Company employee with an individual employment agreement or an individual change of control agreement will be eligible to participate in the retention bonus pool.

(b)	Arrangements with Parent and Offeror.

The Agreement

The summary of the material terms of the Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated by reference herein (the Offer to Purchase is being filed as an exhibit to the Schedule TO). The summary of the Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Agreement governs the contractual rights among the Company, Parent and Offeror in relation to the Offer and the Merger. The Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding the terms of the Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s public reports filed with the SEC. In particular, the Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or Parent. The representations and warranties contained in the Agreement have been negotiated with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Offer, or a party may have the right to terminate the Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules.

Other Agreements

Royal Philips has executed a guarantee, dated as of December 20, 2007 (the “Guarantee”), of Parent’s and Offeror’s respective obligations under the Agreement, which has been filed as an exhibit to this Schedule 14D-9. Royal Philips has also agreed, among other things, to take all actions which apply to affiliates of Parent and Offeror under the Agreement and to comply with specified provisions of the Agreement as if it were Parent. The parties have also entered into a customary confidentiality agreement with respect to the information provided by or on behalf of the Company.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

The Board, during a meeting held on December 20, 2007, unanimously (i) determined the Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of, the Company and its stockholders and (ii) adopted resolutions approving and declaring advisable the Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt and approve the Agreement and the transactions contemplated thereby, including the Merger.

(b)	Background and Reasons for the Board’s Recommendation

Background

Over the last two years, Respironics has been approached on several occasions by third parties inquiring as to Respironics’ interest in a possible business combination with, or acquisition by, the third party. At the direction of the Board, the Company responded to these inquiries by saying that the Company was confident in its future as an independent company and was not interested in such a business combination or acquisition.

In the late summer of 2006, John Miclot, President and Chief Executive Officer of Respironics, was contacted by Ivo Lurvink, then Chief Executive Officer of Philips Consumer Healthcare Solutions, who requested a meeting with Mr. Miclot. Mr. Miclot and Craig Reynolds, Executive Vice President and Chief Operating Officer of Respironics, met with Mr. Lurvink on September 21, 2006. At that meeting, Mr. Lurvink discussed with Messrs. Miclot and Reynolds the possibility of exploring joint business activities between the two companies. While there were subsequent telephone conversations between operational representatives of the two companies with respect to a possible meeting on this subject, no meeting or joint activities resulted.

In the spring of 2007, Mr. Lurvink again contacted Mr. Miclot to request a meeting, and Messrs. Miclot and Reynolds met with Mr. Lurvink on June 20, 2007. At that meeting, Mr. Lurvink said that Royal Philips was now interested in an acquisition of Respironics and would be ready to offer a premium to the public trading price for the Company’s common stock. Mr. Lurvink also said that he would like Mr. Miclot to meet with Stephen Rusckowski, Executive Vice President of Royal Philips and Chief Executive Officer of Philips Medical Systems. Consistent with the prior direction of the Board, Mr. Miclot responded that the Company desired to remain a public company and was not interested in being acquired.

At a special meeting on July 10, 2007, the Board reviewed the approach from Royal Philips, as well as prior expressions of interest from other companies over the last two years. The Board also reviewed presentations from Raptor Partners LLC (“Raptor Partners”) and another investment banking firm regarding the general merger and acquisition environment, potential strategic and financial buyers that might be interested in an acquisition of Respironics, and companies that Respironics might be interested in acquiring. In addition, the Board reviewed and discussed the Company’s business plan and prospects. The Board reaffirmed that Mr. Miclot should continue to respond to inquiries by stating that the Company was not interested in being acquired. The Board also indicated that it would like to continue to review these topics with the Company’s management and outside advisors at subsequent meetings.

On July 12, 2007, Mr. Lurvink called Mr. Miclot. Mr. Lurvink said that Mr. Rusckowski would be in Pittsburgh the following week and would like to meet with Mr. Miclot. Consistent with the Board’s direction, Mr. Miclot reiterated that the Company was not interested in being acquired. Mr. Lurvink said that he understood but that Royal Philips believed that it was important to continue a dialogue and that Mr. Rusckowski would like to meet with Mr. Miclot. Mr. Miclot said that he was not certain of his calendar and that Mr. Rusckowski’s assistant should call Mr. Miclot’s assistant to determine when a meeting could be scheduled.

Following further telephone conversations, a meeting was scheduled between Mr. Miclot and Mr. Rusckowski for August 22, 2007. On July 17, 2007, after the August 22 meeting had been scheduled, Mr. Rusckowski called to request a telephone conversation that week. Mr. Miclot and Mr. Rusckowski spoke twice by telephone on July 18, 2007. In those conversations, Mr. Rusckowski said that Royal Philips was very serious about its interest in acquiring Respironics and was preparing a letter to send to Mr. Miclot. Mr. Miclot reiterated to Mr. Rusckowski that the Company was not interested in being acquired, and requested that Royal Philips not send any letters prior to the August 22 meeting. Royal Philips did not send a letter following those telephone conversations. On August 6, 2007, Mr. Rusckowski had another telephone conversation with Mr. Miclot in which Mr. Rusckowski stated that he expected Royal Philips would make an offer to acquire Respironics at their meeting on August 22, 2007.

The Board held a special meeting on August 6, 2007. At that meeting, the Board reviewed the developments with respect to Royal Philips, discussed other companies that might be interested in an acquisition of Respironics, and discussed the possibility of commencing a formal process to explore strategic alternatives. The Company’s management reviewed with the Board the interviews they had conducted, together with certain members of the Board, with respect to potential financial advisors were the Board to determine to engage in such a process, and also discussed other potential advisors for such a process. The Board indicated that it would like to consider these topics further at its regularly scheduled meeting on August 21, 2007, and requested that management work with the potential advisors to provide a presentation on these topics at that meeting.

At the regularly scheduled meeting of the Board on August 21, 2007, representatives of Goldman, Sachs & Co. (“Goldman Sachs”), Raptor Partners and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) discussed with the Board the current merger and acquisition environment, the communications with Royal Philips, and the possibility of a process to explore strategic alternatives. Representatives of Wachtell Lipton also discussed with the Board the directors’ legal duties and responsibilities, and other related matters. Following these discussions, the Board authorized the engagement of Goldman Sachs and Raptor Partners as financial advisors, and Wachtell Lipton as legal advisor, and authorized the Company to proceed with an exploration of the Company’s strategic alternatives.

On August 22, 2007, Messrs. Miclot and Reynolds met with Mr. Rusckowski and James Nolan, Senior Vice President of Royal Philips. At that meeting Messrs. Rusckowski and Nolan delivered a letter from Philips International B.V. (“Philips International”) offering to acquire Respironics at $60 per Share in cash. The letter stated that the offer was subject to the approval of Royal Philips’ board, that it was a confidential offer, and that it would be rescinded if publicly disclosed. Later on August 22, the Board held a telephonic meeting at which Mr. Miclot reported on the meeting with Messrs. Rusckowski and Nolan. The Board discussed the meeting and the letter with the Company’s management and financial and legal advisors. Following these discussions, the Board authorized the Company’s management and advisors to commence preparations for a formal process to explore strategic alternatives, to reply to Royal Philips declining the $60 per Share offer but informing them of the commencement of the process and inviting them to participate, and to begin contacting other potential acquirors by September 12, 2007. Following this meeting, the Company’s management and advisors began working on informational materials with respect to the Company and began collecting documents for the creation of a data room for due diligence purposes.

On September 5, 2007, Mr. Miclot called Mr. Rusckowski to inform him that the Company would not accept the $60 per Share offer, but was commencing a process to explore strategic alternatives and would invite Royal Philips to participate in the process. Mr. Miclot said that Goldman Sachs would contact Royal Philips’ financial advisor, Deutsche Bank Securities Inc. (“Deutsche Bank”), with additional details about the process. On September 10, 2007, Goldman Sachs confirmed to Deutsche Bank that the Company was proceeding with a process to explore strategic alternatives, including contacting a select group of other potential strategic buyers, and that the Company had retained Goldman Sachs and Raptor Partners as financial advisors for this process. During this conversation, Deutsche Bank asked if there was any ability for Royal Philips to preempt such a process. Goldman Sachs replied that there might be, but the price for the Board to consider preemption would need to be meaningfully higher than Royal Philips’ current indication and would likely need to start with a “7”.

Commencing on September 11, 2007, Goldman Sachs and Raptor Partners also contacted seven other parties that they believed, after consultation with and approval from Respironics’ management, might be interested in an acquisition of Respironics. Goldman Sachs and Raptor Partners informed such parties that Respironics was commencing a process to explore strategic alternatives and invited such parties to participate in the process. Thereafter, the Company began signing confidentiality agreements with interested parties and providing information with respect to the Company to such parties. Confidentiality agreements were signed with a total of five third parties, including Philips International, all of whom were potential strategic acquirors. Interested parties were requested to submit preliminary indications of interest by October 19, 2007. During September 2007, representatives of Royal Philips also had telephone conversations and one meeting with Messrs. Miclot and Reynolds to reiterate the seriousness of Royal Philips’ interest in acquiring the Company.

On October 19, 2007, Philips International and one other party submitted preliminary written indications of interest. The other three parties that had signed confidentiality agreements informed Goldman Sachs and

Raptor Partners that they would not be continuing in the process. Philips International’s preliminary indication of interest was in a price range of $63 to $65 per Share in cash and the other party’s preliminary indication of interest was in a price range of $58 to $63 per Share in cash.

On October 23, 2007, the Board met with the Company’s management and advisors to review the preliminary indications and the status of the process. Following this review and discussion, the Board authorized management and the advisors to continue the process with the two parties that had submitted preliminary indications. Thereafter, these two parties were given access to an online data room and received management presentations with respect to the Company’s business. In addition, on November 5 and November 9, 2007, at the request of the Company, Goldman Sachs and Raptor Partners sent letters to Royal Philips and the other party requesting final bids, including a proposed merger agreement markup, on December 6, 2007. The letters stated that the Company’s form of merger agreement would be available on or about November 15, 2007.

Over the next several weeks, representatives of the Company, Goldman Sachs and Raptor Partners continued to have contact with representatives of Royal Philips and the other party with respect to due diligence and bid process matters. On November 13, 2007, at its regularly scheduled meeting, the Board received an update on the progress of the exploration of strategic alternatives. On November 15, 2007, Royal Philips and the other party were provided with a draft merger agreement with respect to the potential acquisition of Respironics.

During the week of December 3, 2007, representatives of Royal Philips had discussions with Mr. Miclot about Royal Philips’ desire to retain certain employees of the Company, including Messrs. Miclot and Reynolds. In addition, Sullivan & Cromwell, Royal Philips’ legal advisor, had discussions with representatives of Wachtell Lipton concerning issues raised by the merger agreement.

On December 6, 2007, Royal Philips submitted an offer to acquire the Company at $64 per Share in cash, as well as a proposed markup of the merger agreement. The letter and markup contemplated that certain employees of the Company would enter into employment agreements concurrently with execution of the merger agreement. The letter also stated that the offer had been approved by Royal Philips’ board. The other party did not submit an offer.

The Board met on December 7, 2007 to consider Royal Philips’ offer. The Board reviewed and discussed a financial presentation by Goldman Sachs and Raptor Partners with respect to the offer as well as a legal presentation by Wachtell Lipton, including a discussion of issues raised by the merger agreement markup. The Board indicated that it desired a higher price in connection with a sale of the Company. The Board also discussed Royal Philips’ desire that certain employees of the Company enter into employment agreements, and expressed concern as to the timing and feasibility of this request. Following these reviews and discussion, the Board determined to seek an increase in Royal Philips’ offer. After the meeting, Goldman Sachs and Raptor Partners advised Deutsche Bank that the Board had determined that it would be willing to proceed with a transaction at a price of $68 per Share in cash.

On December 10, 2007, Mr. Rusckowski called Mr. Miclot to discuss Royal Philips’ proposal. On December 11, 2007, Royal Philips submitted a revised offer increasing its price to $66 per Share in cash. Royal Philips’ offer letter stated that this was the maximum price that Royal Philips was willing to pay and represented its best and final offer. The letter also stated that Royal Philips’ willingness to pay this increased price was conditioned on the entry into employment agreements in Royal Philips’ form with six employees of the Company and the execution of a merger agreement in substantially the form previously submitted by Royal Philips.

On December 12, 2007, the Board met to review the revised Royal Philips offer. The Board reviewed and discussed the offer with Goldman Sachs, Raptor Partners and Wachtell Lipton. Following these discussions, the Board concluded that it believed that Royal Philips would not be willing to offer any further increase in price. The Board concluded that it would be willing to consider moving forward with the transaction at the $66 per Share price if the employment agreements and other issues could be resolved. Accordingly, the Board authorized the Company’s management and advisors to seek further details and resolution with respect to the employment agreements and, if those could be resolved, to seek to resolve all issues with respect to the merger agreement, with the goal of presenting a final proposed transaction to the Board. After the Board meeting, this message was conveyed to Royal Philips and its financial and legal advisors.

Between December 12, 2007 and December 18, 2007, Royal Philips provided forms of employment agreements and discussed these agreements with Messrs. Miclot and Reynolds and their personal counsel. While some progress was made in these discussions, significant issues remained unresolved with respect to Royal Philips’ requirement that the employees relinquish their rights under existing agreements and with respect to the terms of the proposed new employment agreements.

On December 18, 2007, the Board met to hear an update on the progress of the discussions. The Company’s management reported on the open issues. The Board discussed the situation with management and the advisors, including questions from the Board as to whether it would be possible for the Company to buy out the six employees’ existing agreements, conditioned on completion of a transaction, in order to resolve the open issues on the employment agreements. The Board and the Company’s management and advisors viewed this as a possible path if Royal Philips were willing to consent to it. The Board adjourned and agreed to convene later in the day, to permit further discussions between the Company’s management and Royal Philips.

In conversations between the Company’s management and representatives of Royal Philips after this Board meeting, Royal Philips indicated that the Company’s buy-out of the six employees’ existing agreements would aid in resolving the open issues with respect to new agreements. Thereafter, the Board reconvened and directed the Company’s management and advisors to proceed forward on this basis, with the goal of resolving all issues and presenting a final proposed transaction to the Board.

Later that evening, Wachtell Lipton sent a revised draft of the merger agreement to Sullivan & Cromwell. Over the course of the next day, representatives of Royal Philips had discussions with the six employees and their personal counsel with respect to the proposed employment agreements, and Sullivan & Cromwell had discussions with Wachtell Lipton with respect to the proposed merger agreement and the related guarantee by Royal Philips of obligations under the merger agreement.

The Board met on the afternoon of December 19, 2007 to review the status of the negotiations. Goldman Sachs and Raptor Partners each reviewed its financial analyses with respect to the $66 per Share proposed to be paid by Royal Philips. Wachtell Lipton described the ongoing negotiations with respect to the merger agreement, and the Company’s management described the ongoing negotiations with respect to the employment agreements. The Company’s management and advisors said that they hoped to reach full resolution of all issues by the next day so that the Board could make a final determination with respect to the transaction.

Negotiations continued through the night of December 19, 2007 and the morning of December 20, 2007. The Board reconvened on the morning of December 20, 2007 for an update on the discussions. Wachtell Lipton reviewed the proposed terms of the merger agreement and the related Royal Philips guarantee, referring to materials previously provided to the Board, and described the few remaining open issues. The Company’s management reviewed the progress on the proposed employment agreements and expressed their view that these could be finalized over the course of the day. Following these reviews and discussion, the Board agreed to reconvene later in the day subject to resolution of the remaining open items. After this Board meeting, Sullivan & Cromwell had further discussions with Wachtell Lipton and reached final resolution on the proposed terms of the merger agreement. In addition, negotiation continued on the terms of the employment agreements and resolution in principle was reached on those agreements.

The Board met in the evening of December 20, 2007 to make final determinations with respect to the proposed transaction. Wachtell Lipton reported that all remaining issues on the merger agreement had been resolved and described the resolution of those issues. Goldman Sachs and Raptor Partners each reviewed with the Board its updated financial analyses with respect to the $66 per Share proposed to be paid by Royal Philips, and each provided its oral opinion, later confirmed in writing, to the effect that, as of December 20, 2007 and based upon and subject to the factors and assumptions set forth therein, the $66 per Share in cash to be received by holders of Company Common Stock in the Offer and the Merger was fair from a financial point of view to such holders. See “— (d) Opinions of the Company’s Financial Advisors” below. The Board also reviewed the proposed terms of the buy-out letters with the six employees who would be entering into employment agreements in connection with the transaction, including the amounts to be paid to such employees in respect of such buy-outs and the terms of related gross-up payments with respect to any applicable excise taxes related to such payments, and other benefits to be received as a result of a change of control. See Item 3(a) “Arrangements with Directors and Executive Officers of the Company” above. Following these reviews and discussions, the Board unanimously approved the proposed merger agreement and the transactions contemplated thereby, including the buy-out letters. Separately, the compensation committee of the Board approved the buy-out letters and other employee benefits matters.

Following this Board meeting, the Agreement, the Guarantee, the employment agreements and the buy-out letters were finalized and executed by the parties thereto. The transaction was publicly announced at 2:00 a.m. eastern time on December 21, 2007.

Reasons for the Recommendation

In reaching its decision to approve the Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required by law, adopt and approve the Agreement and the transactions contemplated thereby, the Board considered a number of factors. The material favorable factors were the following:

•	The Board’s belief that the Offer and the Merger represented the best prospect for maximizing stockholder value, based on (a) the price to be paid pursuant to the Offer and the Merger (which represents a premium of 30.8%, based on the latest one-month average market price as of December 19, 2007; a premium of 32.8%, based on the latest three-months average market price as of December 19, 2007; a premium of 38.4%, based on the latest six-months average market price as of December 19, 2007; and a premium of 48.0%, based on the latest one-year average market price as of December 19, 2007); (b) the Board’s assessment, after consultation with its financial advisors, of the alternatives, including continuing to operate as an independent public company; (c) the extensive auction process undertaken by the Board prior to entering into the Agreement as described above under “Background;” (d) the potential risk of loss of opportunity to enter into a transaction with Parent if the Agreement were not approved in the current timeframe; and (e) the lack of assurance that there would be another opportunity in the future for the Company’s stockholders to receive as significant a premium as that contemplated by the proposed transaction.

•	The Board’s belief that Parent is an attractive strategic acquirer, having a complementary business platform with significant strategic relevance to the Company’s business and a strong business reputation.

•	The Company’s ability, prior to the Acceptance Time, to entertain subsequent acquisition proposals if certain conditions are satisfied, including where the Company receives an unsolicited bona fide acquisition proposal that the Board determines in good faith constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal (as defined in the Agreement).

•	The Board’s ability, prior to the Acceptance Time, to change its recommendation regarding the advisability of the Offer and the Merger if it satisfies the conditions of the Agreement.

•	The Company’s right to terminate the Agreement prior to the Acceptance Time to enter into an acquisition transaction with a third party that the Board determines to be a Superior Proposal if certain conditions are satisfied and the Company pays a termination fee of $175 million and Parent’s expenses up to $10 million.

•	The Company’s right to terminate the Agreement prior to the Acceptance Time in the event of certain breaches or failures by Parent or Offeror of their representations, warranties, covenants or agreement set forth in the Agreement.

•	The fact that the Offer and the Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions and that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions and are not subject to Parent’s ability to obtain financing.

•	The other terms of the Agreement, including the limited closing conditions and Parent’s willingness to close the Offer in a prompt manner.

•	The fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the Delaware General Corporation Law (the “DGCL”), whether or not a stockholder vote is required to approve the Merger;

•	The fact that the transaction is structured as a tender offer which can generally be completed, and cash consideration delivered to stockholders, on a shorter timetable than would have been the case with a one-step merger;

•	The financial analyses and opinions of Goldman Sachs and Raptor Partners delivered to the Board on December 20, 2007, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $66 per Share in cash to be received by holders of Shares in the Offer and the Merger pursuant to the Agreement was fair from a financial point of view to such holders. The full text of the written opinions of Goldman Sachs and Raptor Partners, dated December 20, 2007, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions are attached hereto as Annex B and Annex C and are incorporated herein by reference. Goldman Sachs and Raptor Partners provided their opinions for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. Goldman Sachs’ and Raptor Partners’ opinions are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. For a further discussion of Goldman Sachs’ and Raptor Partners’ opinions, see “— (d) Opinions of the Company’s Financial Advisors” below.

The Board weighed the foregoing factors against the following negative considerations:

•	The covenant in the Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The provision in the Agreement requiring the Company to pay a $175 million termination fee and Parent’s expenses up to $10 million if the Agreement is terminated to accept a Superior Proposal.

•	The covenants in the Agreement requiring the Company’s business prior to the completion of the Offer to be conducted in the ordinary course, as well as various other operational restrictions on the Company prior to the completion of the Merger.

•	The risks and costs to the Company if the Offer does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

•	The fact that the Company’s stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any future appreciation in the value of the Company.

•	The risk that Parent may terminate the Agreement and not complete the Offer in certain circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Agreement), or if the Company does not perform its obligations under the Agreement in all material respects.

•	The fact that the all-cash consideration in the transaction will be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes.

The Board also considered the following:

•	The matters described above in Item 3(a) “Arrangements with Directors and Executive Officers of the Company.”

•	The other terms and conditions of the Offer, the Merger and the Agreement.

•	The directors’ knowledge of the Company’s business, financial condition, results of operations and current business strategy.

•	The risks and uncertainties associated with the Company remaining an independent publicly traded company, which are described in the “Risk Factors” section in the Company’s Annual Report on Form 10-K.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company’s stockholders significantly outweigh the negative considerations. The Board determined that the Offer and the Merger represent the best strategic alternative to maximize stockholder value with minimal risk of non-completion.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

(c)	Intent to Tender.

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, and affiliates intend to tender for purchase pursuant to the Offer all Shares which they own (both of record and beneficially), other than Shares that remain subject to unexercised stock options. No subsidiaries of the Company own Shares.

(d)	Opinion of the Company’s Financial Advisors.

(1)	Opinion of Goldman Sachs.

Goldman Sachs rendered its opinion to the Board that, as of December 20, 2007, and based upon and subject to the factors and assumptions set forth therein, the $66.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated December 20, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with the Board’s consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Agreement;

•	annual reports to stockholders and annual reports on Form 10-K of Respironics for the five fiscal years ended June 30, 2007;

•	certain interim reports to stockholders and quarterly reports on Form 10-Q of Respironics;

•	certain other communications from Respironics to its stockholders;

•	certain publicly available research analyst reports for Respironics; and

•	certain internal financial analyses and forecasts for Respironics prepared by Respironics’ management.

Goldman Sachs also held discussions with members of the senior management of Respironics regarding their assessment of the past and current business operations, financial condition and future prospects of Respironics, including their views on the risks and uncertainties of achieving the financial forecasts. In addition, Goldman Sachs reviewed the reported price and trading activity for the Company Common Stock, compared certain financial and stock market information for Respironics with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering its opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Respironics or any of its subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs did not express any view on any other term or aspect of the Agreement or transaction contemplated thereby, including, without limitation, the fairness of the transaction contemplated by the Agreement to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Respironics or Parent; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Respironics or Parent, or to any class of such persons in connection with the transaction contemplated by the Agreement, whether relative to the $66.00 per Share in cash proposed to be received by holders of Shares in the Offer and the Merger or otherwise. Goldman Sachs’ opinion addressed only the fairness from a financial point of view, as of the date of the opinion, of the $66.00 per Share in cash proposed to be received by holders of Shares in the Offer and the Merger. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Goldman Sachs’ opinion does not address the underlying business decision of Respironics to engage in the transaction contemplated by the Agreement, or the relative merits of such transaction as compared to any strategic alternatives that may be available to Respironics.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors of Respironics on December 20, 2007 in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 19, 2007 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Goldman Sachs analyzed the $66.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger in relation to closing price of the Company Common Stock on December 19, 2007, August 21, 2007, the day prior to Parent’s initial proposal to acquire Respironics, and the dates one month, three months, six months and one year prior to December 19, 2007 as well as the 52-week high and low prices of the Company Common Stock as of December 19, 2007 and the average market prices of the Company Common Stock for the one-month, three-months, six-months and one-year periods ended December 19, 2007.

This analysis indicated that the price per Share to be paid to the Company stockholders pursuant to the Offer and the Merger represented:

•	a premium of 25.8% based on the close of business market price of $52.46 per Share on December 19, 2007;

•	a premium of 41.4% based on the close of business market price on August 21, 2007, the day prior to Parent’s initial proposal to acquire Respironics;

•	a premium of 25.8% based on the latest 52-week high market price as of December 19, 2007;

•	a premium of 75.4% based on the latest 52-week low market price as of December 19, 2007;

•	a premium of 31.6% based on the close of business market price on November 20, 2007;

•	a premium of 36.1% based on the close of business market price on September 20, 2007;

•	a premium of 50.0% based on the close of business market price on June 20, 2007;

•	a premium of 75.4% based on the close of business market price on December 20, 2006;

•	a premium of 30.8% based on the latest one-month average market price as of December 19, 2007;

•	a premium of 32.8% based on the latest three-months average market price as of December 19, 2007;

•	a premium of 38.4% based on the latest six-months average market price as of December 19, 2007; and

•	a premium of 48.0% based on the latest one-year average market price as of December 19, 2007.

Transaction Multiples Analysis

Based on the $66.00 per Share in cash to be received by the holders of Company Common Stock in the Offer and the Merger and Respironics management estimates, Goldman Sachs calculated:

•	the ratio of enterprise value (calculated as equity value plus net debt) to Respironics’ latest twelve months (LTM) (as of September 30, 2007) and estimated calendar year (CY) 2008 and 2009 revenue;

•	the ratio of enterprise value to Respironics’ LTM (as of September 30, 2007) and estimated calendar year 2008 and 2009 earnings before interest, taxes, depreciation and amortization (EBITDA); and

•	the ratio of price to estimated calendar year 2008 and 2009 earnings per share.

The following table presents the results of this analysis:

Enterprise Value/Revenue
LTM (September 30, 2007)	3.9	x
CY2008E	3.3	x
CY2009E	2.8	x
Enterprise Value/EBITDA
LTM (September 30, 2007)	20.2	x
CY2008E	15.4	x
CY2009E	12.6	x
Price/Earnings
CY2008E	30.9	x
CY2009E	25.6	x

Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values per share of Company Common Stock based on financial forecasts prepared by Respironics management that estimated the unlevered free cash flows that Respironics is expected to generate during fiscal years 2008 through 2012. Goldman Sachs then calculated an implied range of terminal values for the 2012 fiscal year by applying a range of perpetuity growth rates from 3.0% to 5.0% to Respironics’ unlevered free cash flow during the 2012 fiscal year, and then discounted the unlevered free cash flows for fiscal years 2008 through 2012 and the range of terminal values to December 31, 2007, using a range of discount rates from 9.0% to 10.0%, which were selected by Goldman Sachs to reflect a theoretical analysis of Respironics’ weighted average cost of capital. This analysis resulted in a range of implied present values of $51.21 to $82.54 per Share of Company Common Stock.

Goldman Sachs also performed a sensitivity to the illustrative discounted cash flow analysis that calculated the effect of modifying the financial forecasts prepared by Respironics management by decreasing the year-over-year sales growth rates assumed for fiscal years 2009 through 2012 by a range of 0.0% to 3.0% and by assuming annual earnings before interest and taxes (EBIT) margin for fiscal years 2009 through 2012 ranging from constant with that assumed for 2008 to margins as estimated by the financial forecasts prepared by Respironics management. Goldman Sachs used the mid-point discount rate of 9.5% and mid-point perpetuity growth rate of 4.0% for the purposes of calculating present value. This analysis resulted in a range of implied present values of $39.62 to $62.61 per Share of Company Common Stock.

Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Company Common Stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed future price to earnings per share multiple. For this analysis, Goldman Sachs used financial forecasts prepared by Respironics management for each of the fiscal years 2011 and 2012. Goldman Sachs first calculated the theoretical future value per share for Company Common Stock by applying price to one-year forward earnings per share multiples ranging from 20.0x to 24.0x to earnings per share estimates prepared by Respironics management for each of the fiscal years 2011 and 2012. Goldman Sachs then discounted the implied theoretical future value per share for Company Common Stock to December 31, 2007, using a range of discount rates of 9.5% to 11.5%, which were selected by Goldman Sachs to reflect a theoretical analysis of Respironics’ cost of equity. This analysis resulted in a range of implied present values of $51.87 to $71.84 per Share of Company Common Stock.

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the following selected transactions in the medical technology industry since 2005:

Date of
Announcement
of Transaction	Acquiror	Target

July 2007	Medtronic, Inc.	Kyphon Inc.
July 2007	Teleflex Incorporated	Arrow International
July 2007	ReAble Therapeutics, Inc,	DJO Incorporated
May 2007	Warburg Pincus LLC	Bausch & Lomb Incorporated
May 2007	Cardinal Health, Inc.	VIASYS Healthcare Inc.
December 2006	Consortium of Private Equity Funds	Biomet, Inc.
June 2006	Blackstone Capital Partners V L.P.	Encore Medical Corporation
June 2006	Koninklijke Philips Electronics, N.V.	Intermagnetics General Corporation
June 2006	American Medical Systems Holdings, Inc.	Laserscope
April 2006	Danaher Corporation	Sybron Dental Specialties, Inc.
November 2005	Allergan, Inc.	Inamed Corporation

For each of the selected transactions, Goldman Sachs calculated total enterprise value as a multiple of LTM sales and EBITDA. Goldman Sachs relied on information from public filings, press releases and information published by FactSet. The following table presents the results of this analysis:

	Selected Transactions
	Range		Mean		Median

Enterprise Value to LTM Sales	1.7x-7.7	x	4.3	x	3.9	x
Enterprise Value to LTM EBITDA	14.7x-38.7	x	20.5	x	16.2	x

Goldman Sachs noted that, based on the $66.00 in cash per Share of Company Common Stock to be paid in the Offer and the Merger, the transaction resulted in multiples of enterprise value to LTM (as of September 30, 2007) revenue and EBITDA of 3.9x and 20.2x, respectively.

For each of the selected transactions, Goldman Sachs also calculated and compared the premium paid by the acquiror to the stock price of the target company 1 and 30 days prior to the date of announcement of the transaction and the average stock price of the target company over 30 days prior to the date of announcement of the transaction. The following table presents the results of this analysis.

	Selected Transactions
	Range	Mean	Median

Premium to Price 1 day Prior to Announcement	5.7%-44.8%	23.4%	20.4%
Premium to Price 30 days Prior to Announcement	15.8%-45.4%	28.4%	26.5%
Premium to 30-day Average Price Prior to Announcement	13.4%-44.2%	24.9%	24.8%

Goldman Sachs noted that, based on the $66.00 in cash per Share of Company Common Stock to be paid in the Offer and the Merger, the transaction resulted in premia to one month and one-month average price prior to announcement of 31.6% and 30.8% respectively. The $66.00 per share of Company Common Stock to be paid in the Offer and the Merger represents a premium of 25.8% to the closing price of the Company Common Stock on December 19, 2007, the last trading day prior to announcement of the entry into the Agreement.

Selected Companies Analysis

Using publicly available information, Goldman Sachs reviewed and compared certain financial information for Respironics to corresponding financial information for the following publicly traded corporations in the medical technology industry:

Mature Medical Technology Franchises	High Growth Medical Technology Franchises

• CONMED Corporation	• American Medical Systems Holdings, Inc.
• Covidien, Ltd.	• C.R. Bard, Inc.
• Edwards Lifesciences Corporation	• Fisher & Paykel Healthcare Corporation Limited
• Invacare Corporation	• Integra Life Science Holding Corporation
• Kinetic Concepts, Inc.	• Mentor Corporation
• Steris Corporation	• ResMed Inc.
• Vital Signs, Inc.

Although none of the selected companies is directly comparable to Respironics, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain results, product profiles and operations of Respironics.

For this analysis, Goldman Sachs utilized Institutional Brokers’ Estimate System (IBES) median estimates for both Respironics and the selected companies. Using closing share prices as of December 19, 2007 and the number of shares of common stock outstanding and the book value of net debt, which amounts were obtained from each company’s latest available public filings, Goldman Sachs calculated the ratios of: (i) enterprise value to sales for estimated calendar years 2007 and 2008, (ii) enterprise value to EBITDA for LTM (as of September 30, 2007) and estimated calendar years 2007, 2008 and 2009, and (iii) closing price to earnings per share (P/E) for estimated calendar years 2007, 2008 and 2009. The results of these analyses are summarized as follows:

	Enterprise Value to
	Sales				EBITDA								P/E
	CY2007E		CY2008E		LTM		CY2007E		CY2008E		CY2009E		CY2007E		CY2008E		CY2009E

Mature Medical Technology Franchises
Range	0.8x-2.6	x	0.8x-2.4	x	8.5x-12.5	x	8.3x-12.4	x	7.7x-11.2	x	7.2x-9.9	x	16.2x-26.9	x	13.8x-20.1	x	12.4x-17.2	x
Mean	2.0	x	1.8	x	10.5	x	10.1	x	9.4	x	8.7	x	20.1	x	17.0	x	14.8	x
Median	2.4	x	2.1	x	10.2	x	10.3	x	9.3	x	8.9	x	19.2	x	17.0	x	14.8	x
High Growth Medical Technology Franchises
Range	2.6x-4.8	x	2.2x-4.0	x	13.9x-20.1	x	12.4x-19.5	x	10.3x 17.1	x	8.7x-12.4	x	23.9x-36.8	x	19.3x-30.0	x	14.5x-22.1	x
Mean	4.1	x	3.5	x	16.7	x	15.8	x	13.4	x	10.9	x	29.5	x	23.1	x	18.4	x
Median	4.4	x	3.8	x	16.6	x	15.2	x	13.6	x	11.6	x	28.2	x	21.8	x	18.3	x
Respironics	2.9	x	2.6	x	15.7	x	14.4	x	12.0	x	10.4	x	29.0	x	24.6	x	20.9	x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Respironics or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Board as to the fairness from a financial point of view of the $66.00 per Share of Company Common Stock in cash to be received by holders of shares of Company Common Stock in the Offer and the Merger pursuant to the Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Respironics, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The price to be paid in the Offer and the Merger was determined through arms’-length negotiations between Respironics and Parent and was unanimously approved by the Board. Goldman Sachs provided advice to Respironics during certain of these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Respironics or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B hereto.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Respironics, Parent and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Respironics in connection with, and has participated in certain of the negotiations leading to, the Offer and the Merger.

In addition, Goldman Sachs has provided, and is currently providing, certain investment banking and other financial services to Parent and its affiliates from time to time, including having acted as sole global coordinator and joint bookrunner with respect to a secondary offering of 151,655,000 American depositary shares of Taiwan Semiconductor Manufacturing Company (“Taiwan Semiconductor”), by Royal Philips and other stockholders of Taiwan Semiconductor in August 2005, and a secondary offering of 240,000,000 American depositary shares of Taiwan Semiconductor by Royal Philips in May 2007; and as financial advisor to Royal Philips in connection with its acquisition of Color Kinetics Incorporated in August 2007; and Goldman Sachs is currently acting as financial advisor to Royal Philips in connection with its pending acquisition of The Genlyte Group Incorporated and as dealer manager with respect to the related tender offer by a subsidiary of Parent in connection therewith. Goldman Sachs also may provide investment banking and other financial services to Respironics, Parent and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation. In addition, Prof. K.A.L.M. van Miert, a member of the Supervisory Board of Royal Philips, is an International Advisor to Goldman Sachs Group, Inc.

Respironics selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated September 10, 2007, Respironics engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of Respironics. Pursuant to this letter agreement, Goldman Sachs is entitled to receive a transaction fee of 0.45% of the aggregate consideration to be paid in the Offer and the Merger, or approximately $23 million, $4.5 million of which became payable upon the execution of the Agreement and the remainder of which is contingent upon the earlier of consummation of the Offer or the Merger. Respironics has also agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs against various liabilities, including certain liabilities under the federal securities laws.

(2)	Opinion of Raptor Partners LLC.

On October 11, 2007, the Company formally engaged Raptor Partners LLC (“Raptor Partners”) to act as its financial advisor in connection with, and participate in certain of the negotiations leading to, the transaction. On December 20, 2007, at a meeting of the Board held to consider the Agreement and the transactions contemplated thereby, Raptor Partners delivered its oral opinion to the Board, which opinion was subsequently confirmed by delivery of a written opinion dated December 20, 2007, that as of that date and based upon and subject to the assumptions made, matters considered and limitations set forth in the written opinion, the $66.00 per Share cash consideration to be received by the holders of the Shares pursuant to the Agreement was fair, from a financial point of view, to the holders of the Shares. Raptor Partners did not determine or recommend the amount of consideration to be paid for the Shares.

The full text of the written opinion of Raptor Partners, dated December 20, 2007, which describes, among other things, the assumptions made, matters considered, procedures followed and limitations on the review undertaken, is attached as Annex C, which is incorporated into this Schedule 14D-9 by reference. The holders of the Shares are urged to read the opinion carefully and in its entirety. The summary of Raptor Partners’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Raptor Partners’ written opinion. Raptor Partners’ opinion is directed to the Board and addresses only the fairness, from a financial point of view, to the holders of the Shares, of the $66.00 per Share cash consideration to be paid in the transaction. Raptor Partners expresses no opinion or recommendation as to whether stockholders of the Company should tender their Shares in the Offer or how the stockholders of the Company should vote with respect to the Merger. Raptor Partners’ opinion is necessarily based upon the business, market, monetary, economic, and other conditions as they existed on, and can be evaluated as of, December 20, 2007, the date of Raptor Partners’ written opinion, and does not predict or take into account any changes which may occur, or information which may become available, after the date of the opinion. Raptor Partners assumes no responsibility for updating or revising its opinion based on the circumstances or events occurring after the date of the opinion. Raptor Partners does not express any opinion as to the price at which the Shares may trade subsequent to the announcement of the Merger.

In connection with its opinion, Raptor Partners reviewed, among other things, the following:

•	the financial terms and conditions of a draft of the Agreement, dated December 20, 2007;

•	Annual Reports on Form 10-K of the Company for each of the four fiscal years ended June 30, 2004 through June 30, 2007;

•	certain publicly available interim reports to stockholders of the Company and Quarterly Reports on Form 10-Q of the Company;

•	certain other public communications from the Company to its stockholders;

•	certain internal information of the Company (primarily financial in nature), including internal financial projections for the Company, prepared by its management;

•	certain publicly available information concerning the reported price of, and the trading activity for, the Shares;

•	the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally; and

•	certain publicly available information regarding companies that Raptor Partners believes to be generally comparable to the Company, as well as trading market information for certain of such other companies’ securities.

Raptor Partners also discussed with certain senior officers of the Company the foregoing matters, as well as the operations, financial condition, history and future prospects of the Company and other matters. Raptor Partners took into account its assessment of general economic, market, and financial conditions and its experience in securities valuation generally. Raptor Partners also considered such other information, studies and analyses, and considered such other factors as it deemed appropriate.

In rendering its opinion, Raptor Partners assumed and relied upon, without independent verification, the accuracy and completeness of all financial, accounting, legal, tax, and other information discussed with, communicated to, or reviewed by Raptor Partners. Raptor Partners did not make an independent evaluation or appraisal of the properties, assets, or liabilities (including any contingent, derivative, or off-balance sheet assets and liabilities), or solvency or fair value of the Company or any of its subsidiaries or affiliates, nor was Raptor Partners furnished with any such evaluations or appraisals. Raptor Partners assumed that the executed Agreement conformed in all material respects to the draft of the Agreement reviewed by Raptor Partners and that the transaction would be consummated in accordance with the Agreement and with full satisfaction of all covenants and conditions and without any waivers thereof. In addition, Raptor Partners assumed that the representations and warranties set forth in the Agreement were and will be true and correct in all respects material to Raptor Partners’ opinion and that obtaining any necessary regulatory and third party approvals for the transaction would not have an adverse effect on the Company.

With respect to the Company’s financial projections and internal financial analyses prepared by its management, Raptor Partners assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management, and Raptor Partners assumed no responsibility for and expressed no opinion with respect to the reasonableness of such projections or the assumptions on which they were based. Raptor Partners also assumed that there had been no material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements available to Raptor Partners. Raptor Partners did not express any opinion as to any tax or other consequences that might result from the transaction, nor did its opinion address any legal, tax, regulatory or accounting matters, as Raptor Partners understood that the Company has obtained such advice as it deemed necessary from qualified professionals.

Raptor Partners’ opinion did not address the merits of the underlying business decision of the Company to engage in the transaction or the relative merits of the transaction and any other potential transactions or business strategies that might be available to the Company. Raptor Partners did not express any view on, and its opinion did not address, any other term or aspect of the Agreement or the transaction, including, without limitation, the fairness of the transaction to, or any consideration received in connection therewith by, creditors, or other constituencies of the Company or Parent. Raptor Partners also did not express any view on, nor did its opinion address, the fairness of the amount or nature of any compensation paid or payable to any of the officers, directors or employees of the Company or Parent, or class of such persons in connection with the transaction, whether relative to the $66.00 per Share cash consideration to be received by holders of the Shares in the Offer and the Merger or otherwise.

Set forth below is a brief summary of the material financial and comparative analyses presented by Raptor Partners to the Board in connection with its opinion. The summaries of financial analyses set forth below include information in tabular format. These tables should be read together with the text of each summary to fully understand the financial analyses performed by Raptor Partners. The tables alone do not purport to be a complete description of the financial analyses performed by Raptor Partners.

Analysis of Transaction Valuation Multiples.  Raptor Partners reviewed and analyzed the transaction valuation multiples based on the $66.00 per Share cash consideration to be received by the holders of the Shares. Raptor Partners calculated the multiple of enterprise value (market value plus short- and long-term debt, less cash and cash equivalents) to: (i) latest twelve months (“LTM”) revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”); and (ii) management estimated revenues and EBITDA for fiscal years (“FY”) 2008 and 2009. Raptor Partners also reviewed the $66.00 per Share cash consideration as a multiple of LTM earnings per share (“EPS”) and management estimated EPS for FY 2008 and 2009. The results of this analysis are presented in the following table:

	Valuation
	Multiple

Enterprise Value/Revenue:
LTM	3.9	x
FY 2008 Est.	3.5	x
FY 2009 Est.	3.0	x
Enterprise Value/EBITDA:
LTM	20.2	x
FY 2008 Est.	17.0	x
FY 2009 Est.	14.1	x
Price/Earnings Per Share
LTM	36.4	x
FY 2008 Est.	34.2	x
FY 2009 Est.	28.3	x

Historical Trading Analysis.  Raptor Partners reviewed and analyzed the $66.00 per Share cash consideration to be received by the holders of the Shares relative to the Company’s closing price one day, one week, four weeks, three months, six months and one year prior to December 20, 2007.

This analysis revealed that the $66.00 per Share cash consideration to be received by the holders of the Shares represented:

•	a premium of 25.8% to the Company’s closing price one day prior to December 20, 2007;

•	a premium of 26.3% to the Company’s closing price one week prior to December 20, 2007;

•	a premium of 33.5% to the Company’s closing price four weeks prior to December 20, 2007;

•	a premium of 36.1% to the Company’s closing price three months prior to December 20, 2007;

•	a premium of 50.0% to the Company’s closing price six months prior to December 20, 2007; and

•	a premium of 75.4% to the Company’s closing price one year prior to December 20, 2007.

Comparable Publicly Traded Companies Analysis.  Raptor Partners reviewed and analyzed certain publicly available financial, market performance and other data for the following selected publicly traded medical device companies deemed generally comparable to the Company:

•	Consort Medical plc

•	Covidien, Ltd.

•	Fisher & Paykel Healthcare Corporation Limited

•	Invacare Corporation

•	ResMed, Inc.

•	Vital Signs, Inc.

Raptor Partners reviewed and analyzed certain publicly available financial, trading multiple and trading market information for each generally comparable company and compared such information to corresponding information for the Company. For each comparable company, Raptor Partners calculated the multiple of enterprise value (market value, calculated based on closing stock prices on December 19, 2007, plus short- and long-term debt, less cash and cash equivalents) to LTM revenues, EBITDA and earnings before interest and taxes (“EBIT”), and the multiple of market value to LTM net income. Raptor Partners also reviewed and analyzed closing stock prices, as of December 19, 2007, for the comparable companies as a multiple of EPS for calendar years 2007 and 2008. The estimated financial information used by Raptor Partners was based on Reuters consensus estimates or on public filings. The results of the analysis were as follows:

	Respironics		Trading Multiples
	Consideration		Low		Median		Mean		High

LTM:
Revenue	3.9	x	0.8	x	2.5	x	2.9	x	5.3	x
EBITDA	20.2	x	7.6	x	11.2	x	13.2	x	21.4	x
EBIT	28.2	x	10.8	x	16.2	x	17.4	x	25.9	x
Net Income	38.2	x	14.4	x	25.2	x	25.1	x	36.1	x
Forward Year:
Calendar 2007 EPS	36.5	x	14.5	x	22.5	x	23.0	x	33.0	x
Calendar 2008 EPS	31.0	x	14.0	x	16.9	x	18.4	x	24.8	x

Precedent Transactions Analysis.  Raptor Partners reviewed the financial terms and analyzed certain other publicly available information relating to selected completed precedent acquisitions of companies in the medical device industry. The selected precedent transactions were as follows:

Date
Announced	Acquiror Name	Target Name

7/23/2007	Teleflex, Inc.	Arrow International, Inc.
7/15/2007	ReAble Therapeutics, Inc.	DJO Incorporated
5/14/2007	Cardinal Health, Inc.	Viasys Healthcare, Inc.
12/18/2006	Private Equity Consortium	Biomet, Inc.
6/15/2006	Koninklijke Philips Electronics NV	Intermagnetics General Corporation
6/5/2006	American Medical Systems Holdings, Inc.	Laserscope
4/12/2006	Danaher Corporation	Sybron Dental Specialties Inc.
12/6/2004	Smiths Group plc	Medvest Holdings Corp
5/19/2004	Cardinal Health, Inc.	ALARIS Medical Systems Inc.
5/17/2004	Teleflex, Inc.	Hudson Respiratory Care, Inc.
12/18/2002	GE Medical Systems	Instrumentarium Corp.

Raptor Partners reviewed and analyzed certain publicly available information related to the consideration paid in each of the selected precedent transactions and compared such information to corresponding information for the Company. Raptor Partners analyzed the consideration paid in these transactions in terms of enterprise value as a multiple of LTM revenues, EBITDA and EBIT, and in terms of market value as a multiple of LTM net income. The results of the analysis were as follows:

	Respironics		Transaction Multiples
LTM:	Consideration		Low		Median		Mean		High

Revenue	3.9	x	2.3	x	3.4	x	3.5	x	5.4	x
EBITDA	20.2	x	9.9	x	16.2	x	17.0	x	28.4	x
EBIT	28.2	x	13.2	x	21.9	x	21.8	x	33.2	x
Net Income	38.2	x	14.5	x	34.6	x	34.4	x	51.1	x

For each of the selected precedent transactions in which a publicly traded target was acquired, Raptor Partners also examined the percentage premiums paid compared to their market trading prices over a range of periods prior to the announcement date of the transaction. The results of this analysis were as follows:

Period Prior to	Respironics	Premiums Paid
Announcement Date:	Consideration	Low	Median	Mean	High

One Day	25.8%	9.5%	20.8%	26.3%	47.4%
One Week	26.3%	9.7%	17.7%	23.8%	52.0%
Four Weeks	33.5%	18.3%	29.5%	32.0%	52.8%

Premiums Paid Analysis.  Raptor Partners examined the percentage premiums paid in transactions involving 211 publicly traded target companies with equity values greater than $1.0 billion acquired after December 2004. Raptor Partners compared the premiums from its analysis to the per Share consideration to be received by the holders of the Shares in the Offer or the Merger. The results of this analysis were as follows:

Period Prior to	Respironics	Premiums Paid
Announcement Date:	Consideration	Low	Median	Mean	High

One Day	25.8%	0.7%	18.5%	21.1%	61.0%
One Week	26.3%	(2.5)%	22.4%	23.4%	60.8%
Four Weeks	33.5%	(9.5)%	26.4%	28.3%	90.8%

Discounted Cash Flow Analysis.  Raptor Partners performed a discounted cash flow (“DCF”) analysis for the Company on a stand alone basis using internal estimates and assumptions provided by management for FY 2008 through 2012 under the following scenarios: (i) the first case incorporated management’s estimate of future performance and resulted in an EBIT compounded annual growth rate (“CAGR”) of 24.1% from FY 2008 through 2012 (“Case I”); (ii) the second case modified certain revenue growth and operating margin assumptions from management’s estimates and resulted in an EBIT CAGR of 18.1% from FY 2008 through 2012 (“Case II”); and (iii) the third case was based on the compound average historical revenue growth rate and EBITDA margin for the Company for fiscal years 2005 through 2007 and resulted in an EBIT CAGR of 14.6% from FY 2008 through 2012 (“Case III”). In determining the terminal value at the end of the projected period, Raptor Partners utilized multiples ranging from 13.0x to 15.0x EBITDA. Raptor Partners then discounted both the unlevered free cash flows and the terminal values, using discount rates ranging from 10.0% to 12.0%, which was based on an analysis of the weighted average cost of capital of the Company and certain other healthcare industry peers, in order to determine a net present value of the unlevered equity value of the Company. Raptor Partners then added cash and subtracted outstanding debt as of September 30, 2007, from the discounted present values. Based on Case I, the DCF analysis generated implied per Share values ranging from $62.76 to $88.27. Case II generated implied per Share values ranging from $52.75 to $73.82. Case III generated implied per Share values ranging from $48.44 to $67.63.

Miscellaneous.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and is not necessarily susceptible to partial analysis or summary description. The discussion set forth above is merely a summary of the material financial analyses presented by Raptor Partners to the Board in connection with its opinion and is not a comprehensive description of such analyses undertaken by Raptor Partners in connection with its opinion.

Each of the analyses conducted by Raptor Partners was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. Raptor Partners did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Raptor Partners considered the results of the analyses in light of each other and ultimately reached an opinion based on the results of the analyses taken as a whole. Further, Raptor Partners’ conclusion involved significant elements of judgment and qualitative analysis as well as the financial and quantitative analyses. Raptor Partners did not place particular reliance or weight on any individual factor, but instead concluded that its analyses, taken as a whole, supported its determination.

Accordingly, notwithstanding the separate factors summarized above, Raptor Partners believes that its analyses must be considered as a whole and that selecting portions of the analyses or the summary set forth above without considering the analyses as a whole could create an incomplete or misleading view of the process underlying the opinion of Raptor Partners. No company used in the above analyses as a comparison is directly comparable to the Company and no transaction used in the above analyses is directly comparable to the transaction. Consequently, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics between the comparable companies and the Company, as well as other factors that could affect the acquisitions or public trading values of the companies to which the Company is being compared.

The analyses were prepared solely for the purpose of Raptor Partners providing its opinion to the Board in connection with its consideration of the fairness of the consideration payable to the holders of the Shares in the transaction, from a financial point of view, and did not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which may be significantly more or less favorable than as set forth in these analyses. Similarly, any estimate of values or forecast of future results contained in the analyses is not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.

In performing its analyses, Raptor Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties, Raptor Partners assumed no responsibility if future results or actual values are materially different from the forecasts or estimates contained in the analyses.

The Board engaged Raptor Partners based upon Raptor Partners’ qualifications, expertise, reputation and experience in mergers and acquisitions and knowledge of the Company’s business and the healthcare industry. In addition, Raptor Partners has provided certain investment banking services to the Company from time to time, including having acted as financial advisor in connection with the acquisition by the Company of Pro-Tech Services, Inc. in December 2007. Raptor Partners may also provide investment banking services to the Company and its subsidiaries or affiliates in the future. Raptor Partners is currently providing financial advisory services to the Company in connection with certain transactions unrelated to the transaction, for which services Raptor Partners may receive fees. In connection with the above described investment banking services, Raptor Partners has received, and may receive, customary compensation. In connection with Raptor Partners’ services as the Company’s financial advisor in connection with this transaction, the Company agreed to pay Raptor Partners a fee for its services equal to 0.1125% of the aggregate consideration minus $1,125,000 which was payable upon the execution by the Company of the Agreement, with the remainder being contingent upon consummation of the transaction. The Company also agreed to reimburse Raptor Partners’ expenses incurred in connection with its engagement as the Company’s financial advisor, including the fees of its outside counsel, and to indemnify Raptor Partners against certain liabilities arising out of the engagement.

The $66.00 per Share cash consideration to be received in the transaction by the holders of the Shares pursuant to the Agreement was approved by the Board and was determined through arm’s-length negotiations between the Company and Parent. Raptor Partners did not recommend any specific consideration to the Company or that any given consideration constituted the only appropriate consideration for the Offer. As described above, Raptor Partners’ opinion and analyses were only one of many factors considered by the Board in its evaluation of the transaction and should not be viewed as determinative of the opinion of the Board with respect to the $66.00 per Share cash consideration or of whether the Board would have been willing to agree to a different consideration. Additionally, Raptor Partners’ opinion is not intended to confer any rights or remedies upon Parent, or any of the Company’s or Parent’s stockholders, employees or creditors.

Raptor Partners, as part of its investment banking business, is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and other transactions, as well as for estate, corporate and other purposes.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Company has retained Goldman Sachs and Raptor Partners as its financial advisors in connection with a possible sale of the Company. Each of Goldman Sachs and Raptor Partners has provided an opinion to the Board that, as of December 20, 2007 and based upon and subject to the factors and assumptions set forth therein, the $66.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Agreement was fair from a financial point of view to such holders, copies of which are filed as Annex B and C, respectively, hereto and are incorporated herein by reference. Goldman Sachs and Raptor Partners provided their opinions for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The opinions of Goldman Sachs and Raptor Partners are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

Pursuant to engagement letters dated September 10, 2007 and October 11, 2007, the Company engaged Goldman Sachs and Raptor Partners, respectively, to act as its financial advisors in connection with a possible sale of the Company. Pursuant to the terms of the engagement letters, the Company has agreed to pay Goldman Sachs and Raptor Partners transaction fees as described in Item 4 above, the principal amount of which is contingent on the earlier of completion of the Offer or the Merger. The Company has also agreed to reimburse each of Goldman Sachs and Raptor Partners for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify each of Goldman Sachs and Raptor against various liabilities, including certain liabilities under the federal securities laws.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

On December 12, 2007, Mr. Reynolds exercised Company stock options to acquire 62,584 Shares at an exercise price of $20.34 per Share and 16,380 Shares at an exercise price of $16.34 per Share. Mr. Reynolds has retained the Shares acquired pursuant to the stock option exercises described in the immediately preceding sentence. No other transactions in Company Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than shares received as compensation in the ordinary course of business in connection with the Company’s employee benefit plans (and not sold).

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to (a) a tender offer or other acquisition of the Company’s securities by Parent, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information.

(a)	Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Because the Board approved the Merger Agreement, including the Offer and the Merger, the Offer and the Merger are not subject to the restrictions of Section 203 of the DGCL.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, if any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Offeror or any of its affiliates and the Company, then Offeror will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, then Offeror might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of the Shares, and Offeror might be unable to accept for payment or pay for the Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Offeror may not be obligated to accept for purchase, or pay for, any Shares tendered pursuant to the Offer.

(b)	Appraisal Rights

No appraisal rights are available to holders of Company Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (who did not tender such holder’s Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share to be paid pursuant to the Offer and the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the text of which is set forth in Annex D hereto and incorporated by reference herein.

(c)	Regulatory Approvals.

HSR Act.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be completed unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. The initial waiting period for an all-cash tender offer is 15 calendar days from the date the acquiring party makes its filing, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and issues a formal request for additional information and documentary material. In the event of such request, the waiting period is extended until 10 calendar days after substantial compliance by the acquiring party with such request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Parent pursuant to the Offer. At any time before or after the completion of any such transactions, the Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties, or individual States of the United States, may also bring legal actions under the antitrust laws of the United States.

Parent and the Company will each file its notification and report form with the Division and the FTC not later than January 14, 2008. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after the filing by Parent, unless such period is terminated earlier or extended by the issuance of a request for additional information and documentary material.

EC Merger Regulation.  Parent and Company each conducts business in member states of the European Union. Council Regulation (EC) 139/2004, as amended, requires notification to and approval by the European Commission of mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specific thresholds before these mergers or acquisitions are implemented. Parent and Company intend to file a notification with the European Commission as soon as reasonably practicable, but in no event later than January 15, 2008. The European Commission must review the purchase of Shares pursuant to the Offer to determine whether or not it is compatible with the common market, and, accordingly, whether or not to permit it to proceed. A merger or acquisition that does not create or strengthen a dominant position that would significantly impede effective competition in the common market or in a substantial part of it shall be declared compatible with the common market and must be allowed to proceed. If, following a preliminary Phase I investigation of 25 working days, the European Commission determines that it needs to examine the merger more closely because the merger raises serious doubts as to its compatibility with the common market, it must initiate a Phase II investigation. If it initiates a Phase II investigation, the European Commission must issue a final decision as to whether or not the merger is compatible with the common market no later than four months after the initiation of the Phase II investigation.

Other Regulatory Approvals.  Parent and Company intend to make filings and obtain regulatory approvals from governmental authorities in Brazil and China, however the closing of the Offer is not conditioned upon approval by the Brazil or China competition authorities.

While the Company believes that completion of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

(d)	Top-Up Option.

Pursuant to the terms of the Agreement, the Company irrevocably granted to Offeror an option to purchase from the Company at a price per Share equal to the Offer Price, that number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent or any of its affiliates (including the Offeror and its subsidiaries) at the time of such exercise, would constitute the least amount required so that Parent and its affiliates, taken as a whole, own more than 90 percent of the Shares issued and outstanding immediately after exercise of the Top-Up Option at a price per Share equal to the Offer Price; provided that in no event will the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized but unissued Shares or if such issuance would require stockholder approval under the rules and regulations of the NASDAQ. The purchase price for the Top-Up Option Shares shall be equal to the Offer Price.

The Top-Up Option may be exercised by Offeror once in whole and not in part at any time within ten (10) business days following the Acceptance Time (so long as the exercise of the Top-Up Option would, after the issuance of Shares thereunder, be sufficient to allow a short-form merger to occur).

In order to exercise the Top-Up Option, Parent must notify the Company of Parent’s desire to exercise the Top-Up Option, and must set forth in such notice (i) the number of Shares owned by Parent and Offeror immediately preceding the purchase of the Top-Up Option Shares and (ii) a place and time for the closing of the purchase of the Top-Up Option Shares (and the Company will issue the Top-Up Option Shares at such designated time). The Company will, as soon as practicable following receipt of such notice, notify Parent and Offeror of the number of Shares then outstanding and the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, Offeror will pay the Company the aggregate price required to be paid for the Top-Up Option Shares pursuant to the foregoing, and the Company will cause to be issued to Offeror the Top-Up Option Shares.

The foregoing summary is qualified in its entirety by reference to the Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e)	Short-form Merger.

Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, at least 90 percent of the outstanding Shares, Offeror will be able to effect the Merger after completion of the Offer as a short-form merger without any further action by the Company’s stockholders. If Offeror acquires, pursuant to the Offer or otherwise, less than 90 percent of the issued and outstanding Shares, the affirmative vote of the holders of a majority of the issued and outstanding Shares will be required under the DGCL to effect the Merger; however, if Offeror acquires pursuant to the Offer or otherwise at least a majority of the outstanding Shares, Offeror will be able to approve the Merger without any vote of any other Company stockholder.

(f)	Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated herein by reference.

(g)	Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended June 30, 2007;

•	the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.

•	the Company’s Current Reports on Form 8-K filed with the SEC since September 30, 2007 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

(h)	Projected Financial Information

Certain financial projections prepared by the Company’s management were made available to prospective purchasers, including Parent, in connection with the due diligence review of the Company. The financial projections are being provided herein solely because they were provided to Parent and other potential purchasers in connections with the proposed Offer and Merger.

The Company’s financial projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in the Company’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The projections cannot be considered a reliable predictor of future results and should not be relied upon as such. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of the Company pursuant to the Offer and the Merger. The financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

These financial projections were prepared solely for internal use and use by Parent and other prospective purchasers in connection with the potential transaction and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the financial projections herein will not be deemed an admission or representation by the Company or Parent that they are viewed by the Company or Parent as material information of the Company. These projections are not included in this document in order to induce any holder of Shares to tender their Shares in the Offer. The Company does not intend to update or otherwise revise these projections to reflect circumstances existing since their preparation, to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The Company’s projections delivered to prospective purchasers and set forth below were based upon the Company’s strategic financial objectives of mid-teens annual growth in revenues and 15% to 20% annual earnings per Share growth. The projections utilize an assumed compound annual revenue growth rate of 16%, resulting in projected total revenues of approximately $2.5 billion in fiscal year 2012. The projections also reflect an assumed compound annual growth rate of approximately 20% in earnings per Share, resulting in total net income and earnings per Share of approximately $353 million and $4.11, respectively, in fiscal year 2012. These growth rates assume continued growth in global revenues from obstructive sleep apnea (OSA) therapy, growth in the acceptance and application of the Company’s hospital ventilation therapies, as well as continued expansion in key international markets. The Company’s strategy is to continue to grow these core drivers, while also broadening the scope of the Company’s products in the sleep and respiratory markets. The projections assume continued revenue contributions in Respiratory Drug Delivery, Children’s Medical Ventures, and Home Respiratory Care over this five-year planning horizon as well. These projections do not include the impact of new acquisitions, and also do not contemplate expansion of the Company into new areas of the sleep and respiratory markets. Therefore, these forecasts assume only organic growth in the Company’s existing markets.

In the Sleep and Home Respiratory Group, the Company’s growth in OSA therapy is expected to continue to be driven by the Company’s broad portfolio of technologically-advanced sleep therapy devices, as well as complete patient interface product offerings. The Company anticipates it will continue to expand its advanced breathing algorithms to gain further acceptance among patients and providers, and utilize its sales channels to sleep labs, thought leaders, and homecare providers. The Company also anticipates the global sleep therapy marketplace will continue to grow between 15% and 20% annually. The projections assume there will continue to be pricing pressure in the domestic sleep therapy marketplace (similar to current levels), due to the both the competitive and regulatory landscape. The Company is also well positioned for potential opportunities diagnosing and treating complex sleep disorders, as well as in-home portable OSA diagnosis. However, in its forecasts, the Company assumed it will continue to grow at current OSA marketplace growth rates and does not assume an acceleration of growth from these opportunities. In addition to its growth in sleep therapy, the Company also projects growth in Home Respiratory Care and Sleep Diagnostics. The projections assume no revenue from emerging opportunities to treat other sleep disorders in the Sleep Well Ventures business.

On the Hospital side of the business, the key assumed drivers of growth include hospital ventilation, which is expected to be led by the Company’s noninvasive ventilation franchise, including the BiPAP® Vision® unit and related masks and accessories. The projections also assume growth in both the Respiratory Drug Delivery and Children’s Medical Ventures businesses each year.

The projections assume that the Company will generate 33% of its total revenues outside the U.S. in fiscal year 2012, which is the same as the percentage the Company generated in fiscal year 2007. Although the Company continues to execute on international expansion initiatives, for purposes of the projections set forth below, the Company assumed it will generate the same rates of growth outside the U.S. as it will domestically.

The Company is projecting mild improvement in gross margin percentage each year from the 53.5% reported in fiscal year 2007 to 55.0% projected for fiscal year 2012. The Company’s gross profit is impacted by numerous factors, including sales mix (between products, customers, and country markets), manufacturing throughput, direct production and shipping costs such as labor and freight, and indirect production support costs such as purchasing and quality. In the face of continuing price pressure, particularly in the domestic sleep therapy marketplace, the projections assume that the Company will improve its gross margin percentage by continuing to reduce component costs through negotiations with suppliers and product design changes, as well as by virtue of having higher sales and production volumes without experiencing a similar increase in fixed manufacturing costs. The projections do not assume any significant changes in the Company’s manufacturing facility utilization (such as outsourcing production to low cost countries) other than its current strategy to establish a center of manufacturing excellence in China and the Philippines for patient interface products and in Westmoreland County, Pennsylvania for electromechanical devices.

The projections assume compound annual growth in selling, general, and administrative expenses of 13% from $399 million reported in fiscal year 2007 (33% of revenues) to $727 million (29% of revenues) in fiscal year 2012. These expenses are assumed to increase each year but at a rate that is lower than the Company’s revenue growth, which is consistent with the Company’s goal of controlling these expenses to build strength and flexibility into the business model. Over the five-year planning horizon, the Company plans to continue leveraging its centralized shared services functions to support the assumed 16% annual revenue growth. This includes assumptions that the Company fully funds its variable employee compensation plans and continues to make investments in sales force and marketing programs both in the U.S. and internationally. The projections do not reflect any cost synergies from a merger transaction and were prepared on the basis of a going concern.

Research and development expenses are assumed to be 5% of revenues in fiscal years 2008 and 2009, increasing to 6% of revenues in fiscal years 2010 through 2012. This represents a compound annual growth rate of 17% from $65 million reported in fiscal year 2007 to $145 million forecasted for fiscal year 2012.

The projections assume an effective income tax rate of between 35% and 36% during the 2008 fiscal year, with a reduction to between 34% and 35% in fiscal year 2009 and beyond once certain tax planning efforts currently in process are completed in 2008.

Subject to the foregoing, the Company’s projections of revenues; net income; earnings before interest, taxes, depreciation, and amortization expenses (EBITDA); and diluted earnings per Share (EPS) are reflected below by fiscal year through fiscal year 2012.

CERTAIN PROJECTED FINANCIAL INFORMATION
Fiscal year ending June 30:

	2007
	(Actual)	2008	2009	2010	2011	2012
	(In millions, except per share data)

Total revenues	$1,195.0	$1,369.5	$1,595.0	$1,867.5	$2,173.6	$2,541.6
Net income	$122.3	$147.0	$183.0	$228.0	$283.1	$352.5
EBITDA	$230.2	$284.1	$344.6	$422.7	$515.1	$630.5
EPS	$1.66	$1.93	$2.33	$2.82	$3.40	$4.11

RECONCILIATION OF EBITDA TO NET INCOME
Fiscal year ending June 30:

	2007
	(Actual)	2008	2009	2010	2011	2012
	(In millions)

Net income	$122.3	$147.0	$183.0	$228.0	$283.1	$352.5
Interest, Income Tax, Depreciation and Amortization Expenses	$107.9	$137.1	$161.6	$194.7	$232.0	$278.0

EBITDA	$230.2	$284.1	$344.6	$422.7	$515.1	$630.5

Information on EBITDA has been provided because this measure is commonly used for evaluation purposes. EBITDA should be considered in addition to, but not in lieu of, other measures of liquidity, profitability, and cash flows reported in accordance with generally accepted accounting principles. Additionally, this additional measure may not be comparable to similarly captured measures reported by other companies.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated January 3, 2008 (incorporated herein by reference to Exhibit (a)(1)(i) of Schedule TO filed by Parent and Offeror on January 3, 2008).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) of Schedule TO).
(a)(3)	Letter to Stockholders of the Company dated January 3, 2008.*
(a)(4)	Joint Press release issued by Parent and the Company on December 21, 2007 (incorporated herein by reference to Schedule 14D-9 filed by the Company on December 21, 2007).
(a)(5)	Press release issued by the Company on December 21, 2007 (incorporated herein by reference to Schedule 14D-9 filed by the Company on December 21, 2007).
(a)(6)	Letter from Fidelity Management Trust Company to Participants in the Respironics, Inc. Retirement Savings Plan, dated January 3, 2008.
(e)(1)	Agreement and Plan of Merger, dated as of December 20, 2007, among Parent, Offeror and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on December 26, 2007).
(e)(2)	Guarantee, dated December 20, 2007, by Koninklijke Philips Electronics N.V. with respect to the Agreement and Plan of Merger referred to in item (e)(1) (incorporated herein by reference to Exhibit 2.2 of Form 8-K filed by the Company on December 26, 2007).
(e)(3)	Letter Agreement between Craig B. Reynolds and the Company, dated as of December 20, 2007.
(e)(4)	Letter Agreement between Geoffrey C. Waters and the Company, dated as of December 20, 2007.
(e)(5)	Letter Agreement between Derek Smith and the Company, dated as of December 20, 2007.
(e)(6)	Letter Agreement between Donald J. Spence and the Company, dated as of December 20, 2007.
(e)(7)	Letter Agreement between John L. Miclot and the Company, dated as of December 20, 2007.

Exhibit No.	Description

(e)(8)	Employment Agreement between Craig B. Reynolds and Philips Holding USA Inc., dated as of December 20, 2007 (incorporated herein by reference to Exhibit (d)(3) of Schedule TO filed by Parent and Offeror on January 3, 2008).
(e)(9)	Employment Agreement between Geoffrey C. Waters and Philips Holding USA Inc., dated as of December 20, 2007 (incorporated herein by reference to Exhibit (d)(4) of Schedule TO filed by Parent and Offeror on January 3, 2008).
(e)(10)	Employment Agreement between Derek Smith and Philips Holding USA Inc., dated as of December 20, 2007 (incorporated herein by reference to Exhibit (d)(5) of Schedule TO filed by Parent and Offeror on January 3, 2008).
(e)(11)	Employment Agreement between Donald J. Spence and Philips Holding USA Inc., dated as of December 20, 2007 (incorporated herein by reference to Exhibit (d)(6) of Schedule TO filed by Parent and Offeror on January 3, 2008).
(e)(12)	Employment Agreement between John L. Miclot and Philips Holding USA Inc., dated as of December 20, 2007 (incorporated herein by reference to Exhibit (d)(7) of Schedule TO filed by Parent and Offeror on January 3, 2008).
(g)	Not applicable.
Annex A	Information Statement.*
Annex B	Opinion of Goldman, Sachs & Co. dated December 20, 2007.*
Annex C	Opinion of Raptor Partners dated December 20, 2007.*
Annex D	Delaware Appraisal Statute (DGCL Section 262).*

*	Included with the statement mailed to the stockholders of the Company.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

RESPIRONICS, INC.

By:	/s/ Daniel J. Bevevino
Name: Daniel J. Bevevino
Title: Vice President and Chief Financial Officer

Dated: January 3, 2008

ANNEX A INFORMATION STATEMENT

RESPIRONICS, INC.

1010 Murry Ridge Lane
Murrysville, Pennsylvania 15668

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about January 3, 2008 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Shares”), of Respironics, Inc., a Delaware corporation (the “Company”).

The Schedule 14D-9 relates to a tender offer (the “Offer”) by Moonlight Merger Sub, Inc., a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO dated January 3, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $66.00 per Share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated January 3, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer will remain open for at least 20 business days. The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on January 3, 2008.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2007 (the “Agreement”), by and among Parent, the Offeror and the Company. Pursuant to the Agreement, if at least a majority of the Company’s Shares are tendered and certain other conditions are met, Offeror will promptly purchase all tendered Shares (the time of acceptance for payment, the “Acceptance Time”). If a majority but fewer than 90% of the outstanding Shares are accepted for payment in the Offer, Offeror can then choose to undertake one or more subsequent offering periods of between 3 and 20 business days in the aggregate in order to acquire additional Shares. Following the completion of the Offer, the Offeror has an option to purchase from the Company a number of Shares that constitutes the least amount reasonably required for Parent and its subsidiaries to own more than 90% of the outstanding Shares (such option, the “Top-Up Option”). The Top-Up Option can only be exercised when (i) the Shares issued pursuant to Top-Up Option will enable Parent to obtain more than 90% of the outstanding Shares, (ii) the number of Shares issued pursuant to the Top-Up Option would not exceed the total number of authorized but unissued Company Shares, and (iii) such issuance would not require stockholder approval under the rules and regulations of the NASDAQ. If, following the closing of the Offer and the exercise of the Top-Up Option, if applicable, Offeror acquires 90% or more of the outstanding Shares and certain other conditions are satisfied, Offeror is required to effect a “short-form” merger to acquire any remaining outstanding Shares without the requirement of a stockholder vote. Following the completion of the Offer, Offeror will merge with and into the Company (the “Merger”), with the Company surviving the Merger. Upon the effective time of the Merger (the “Effective Time”), the Company will become a direct wholly-owned subsidiary of Parent. In the Merger, each outstanding Share will be converted into the right to receive the Offer Price in cash, without interest.

Offeror has no obligation to make a subsequent offer or to exercise the Top-Up Option. As a result, Offeror may not be required to effect the short-form merger described above. In that event, the Company would be required to convene a meeting of stockholders to approve the Merger, and the Merger would not occur until a period of time after the expiration of the Offer. No interest will be paid for Shares acquired in the Merger. Accordingly, in order to receive the Offer Price promptly, stockholders who wish to receive the Offer Price should tender their Shares in the Offer.

You are receiving this Information Statement in connection with the possible appointment of persons designated by Offeror to the Board of Directors of the Company (the “Board”). Such designations are to be made pursuant to the Agreement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

The information contained in this Information Statement concerning Parent, Offeror and Parent’s director designees has been furnished to the Company by Parent and Offeror and the Company assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of the close of business on December 31, 2007, there were 81,233,334 Shares issued, of which 74,243,039 were outstanding and 6,990,295 were held in treasury.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

Subject to compliance with applicable law, at the Acceptance Time, and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding. The Company will, upon request of Parent, promptly take all actions necessary to cause Parent’s designees to be so elected, including, if necessary, by obtaining the resignations of one or more existing directors, promptly filling vacancies or newly created directorships on the Board or increasing the size of the Board; provided, however, that Parent will be entitled to designate at least a majority of the directors on the Board (as long as Parent and its affiliates beneficially own a majority of the Shares of the Company). However, prior to the Effective Time, the Board will always have at least three (3) members who were members of the Board as of immediately prior to the Acceptance Time and who are independent directors for purposes of the continued listing requirements of the NASDAQ (the “Company Directors”). If prior to the Effective Time, (i) the number of directors who are Company Directors is reduced to two (2), the remaining directors who are Company Directors may designate a person to the Board who is not an officer, director, employee or designee of Parent, Merger Sub or any of their affiliates, (ii) the number of directors who are Company Directors is reduced to one (1) prior to the Effective Time, the remaining director who is a Company Director shall be entitled to designate two (2) such persons to the Board, and (iii) there are no Company Directors for any reason, then the remaining individuals who constituted the Board immediately prior to the Acceptance Time may designate three (3) such individuals to serve on the Board. Subject to applicable law, the Company will also cause (i) each committee of the Board, (ii) the board of directors of each of its subsidiaries, and (iii) each committee of such board of directors of each of its subsidiaries to include persons designated by Parent constituting at least the same percentage of each such committee or board as Parent’s designees constitute on the Board.

Following the time directors designated by Parent are elected or appointed to the Board and prior to the Effective Time, the affirmative vote of a majority of the Company Directors will be required to (i) amend or terminate the Agreement on behalf of the Company or to amend or modify the Offer or the Merger, (ii) exercise any of the Company’s rights or remedies under the Agreement (it being agreed that the vote of a majority of the Company Directors will be sufficient to permit the Company to enforce the obligations of Parent and Merger Sub pursuant to the Agreement and the Company’s other rights and remedies under the Agreement), (iii) agree to extend the time for performance of Parent’s or Merger Sub’s obligations under the Agreement or to waive any of the Company’s rights or remedies under the Agreement, or (iv) take any other action by the Company in connection with the Agreement and the transactions contemplated thereby required to be taken by the Company or the Board. The Company Directors will have the authority to retain counsel (which may include current counsel to the Company) and other advisors at the reasonable expense of the Company as determined appropriate by the Company Directors for the purpose of fulfilling their obligations under the Agreement and shall have the authority, after the Acceptance Time, to institute any action on behalf of the Company to enforce the performance of the Agreement in accordance with its terms.

Information Concerning Parent’s Nominees to the Board

Parent has informed the Company that promptly following its payment for Shares pursuant to the Offer, Parent will exercise its rights under the Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Agreement. Parent has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of the Parent to the Board have held the office and principal occupation identified below for not less than five years.

		Current Principal Occupation or Employment:
Name and Address	Age	Material Positions held During the Past Five Years

Arnaud Bernaert 9 Buckingham Street Cambridge, MA 02138	41	Chief Finance Officer, Philips Home Health Solutions (since 2005); European Controller, Baxter Pharmaceuticals (2001-2005).

Mark Tumas 300 Minuteman Road, Mail Stop 0252 Andover, MA 01810	64	Department Head, Strategy and Business Development, Patient Monitoring Unit of Philips Medical Systems (since 2001).

Pamela L. Dunlap 500 Atlantic Ave. #16F Boston, MA 02210	48	Senior Vice President and Director, Philips Holding USA, Inc. and Philips Electronics North America Corporation (since 2007); President and Director, Golf Merger Sub, Inc. and Moonlight Merger Sub, Inc. (since 2007); Chief Financial Officer, Philips Electronics North America Corporation (since 2006); Senior Vice President and Chief Financial Officer, Philips Ultrasound and Monitoring (since 2006); Senior Vice President and Chief Financial Officer, Philips X-Ray (2005-2006); Senior Vice President and Chief Financial Officer, Philips Ultrasound (1998-2005).

Jaap Heijboer Sagittalaan 34, 5632 AL Eindhoven, The Netherlands	49	Senior Vice President of Corporate Legal Department, Philips International B.V. (since 2002).

		Current Principal Occupation or Employment:
Name and Address	Age	Material Positions held During the Past Five Years

Joseph E. Innamorati 8 Charcoal Hill Common, Westport, CT 06880 U.S.A	51	Vice President and Director, Golf Merger Sub, Inc. and Moonlight Merger Sub, Inc. (since 2007); Senior Vice President and Chief Legal Officer, Philips Electronics North America Corporation and Philips Holding USA, Inc. (since 2005); Director, Philips Electronics North America Corporation and Philips Holding USA, Inc. (since 2005); Vice President, Philips Electronics North America Corporation (2004-2005); Principal, The Law Offices of Joseph E. Innamorati (2001-2004).

Michael L. Manning 40 Brewster Rd. Hingham MA 02043 U.S.A	42	Senior Counsel, Philips Healthcare (since 2004); Nixon Peabody LLP (2001-2004).

James Patrick Nolan Bussumse Meerweg 4, 1218 XV Hilversum, The Netherlands	47	Global Head of Mergers & Acquisitions, Philips International B.V. (since 2005); Executive Vice President, Corporate Mergers & Acquisitions, Philips International B.V. (since 2003).

Edo Pfennings Geuzenkade 13 III, Amsterdam, The Netherlands	32	Senior Director, Philips Electronics NV (Corporate M&A) (since 2004); MBA Madrid (2003-2004).

Christian Voigtlaender 22 Saunders Terrace Wellesley, MA 02481	39	Vice President, Corporate Strategy, Royal Philips Electronics (2002-2004); Vice President, Strategic Development, Royal Philips Electronics (since 2005).

Edward Siegel 14 Isabella St, Garden Apt. Boston, MA 02116 U.S.A	36	Vice President, Corporate Mergers & Acquisitions, Philips Electronics North America Corp. (since 2002).

Michael Spahn 72 Depot Road Boxford, MA 01921	59	Vice President, Compensation/M&A, Philips (since 2006); Vice President, Global Compensation & Benefits, Philips Medical Systems (2004-2006); Vice President, Compensation, PENAC (2003-2004).

Henri van der Vegte 300 Minuteman Rd. Andover, MA 01810	28	M&A Business Analyst, Philips International B.V. (2005-2007); M&A Manager, Philips Electronics North America Corp. (since 2007).

Scott M. Weisenhoff 6 Regency Ridge Andover , MA 01810	52	Executive Vice President and Chief Finance Officer, Philips Medical Systems (since 2002).

Parent has advised the Company that, to the best of its knowledge, none of Parent’s designees to the Board has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. Other than Mr. Arnaud Bernaert, who is a citizen of France, Mr. James Patrick Nolan, who is a citizen of Ireland, and Messrs. Edo Pfennings, Jaap Heijboer and Henri van der Vegte, who are citizens of The Netherlands, all of Parent’s designees are citizens of the United States.

Parent has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has advised the Company that, to the best of its knowledge, none of its designees or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the

Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Parent’s designees will assume office as promptly as practicable following the purchase by Parent of Shares pursuant to the Offer, which cannot be earlier than midnight on February 1, 2008, and that, upon assuming office, Parent’s designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign. To the extent the Board will consist of persons who are not nominees of Parent, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CURRENT BOARD

The Board currently consists of twelve directors and is divided into three classes. One such class is elected every year for a term of three years or until the director’s prior death, disability, resignation or removal.

Information concerning current directors is set forth below.

Name	Position with the Company

Douglas A. Cotter	Director (1)
J. Terry Dewberry	Director (1)
Donald H. Jones	Director (1)
Joseph C. Lawyer	Director (1)
James W. Liken	Vice Chairman of the Board
Candace L. Littell	Director (1)
Mylle H. Mangum	Director (1)
Sean C. McDonald	Director (1)
Gerald E. McGinnis	Executive Chairman of the Board
John L. Miclot	President, Chief Executive Officer and Director
John C. Miles II	Director (1)
Craig B. Reynolds	Executive Vice President, Chief Operating Officer and Director

(1)	These directors are independent directors under the requirements set forth in the NASD Market Place Rules.

Douglas A. Cotter
Private Investor

Dr. Cotter, age 64, is a private investor. He has been a director of the Company since February 1989. From 2000 to 2002, Dr. Cotter was a Senior Vice President of Leerink Swann and Company, an investment banking firm focusing on life science and medical corporations. From 1998 to 2000 and from 1985 to 1996, Dr. Cotter was President of Healthcare Decisions, Inc., a health care and biotechnology consulting firm specializing in corporate development and acquisitions. Between April 1996 and March 1998, Dr. Cotter was Vice President of Decision Resources, a consulting firm specializing in the health care industry (primarily pharmaceuticals).

J. Terry Dewberry
Private Investor

Mr. Dewberry, age 64, is a private investor. He has served as a director of the Company since the completion of the merger between the Company and Healthdyne Technologies, Inc. (“Healthdyne”) on February 11, 1998. Prior to the merger, Mr. Dewberry held various executive management positions with Healthdyne, Inc. Mr. Dewberry also serves on the Board of Matria Inc.

Donald H. Jones
Chairman, Triangle Capital Corporation

Mr. Jones is 70 years old. He has been a director of the Company since May 1996. Since 1998 Mr. Jones has served as chairman of Triangle Capital Corporation (“Triangle”), a venture capital and management firm. Prior to serving as chairman of Triangle, Mr. Jones held various executive management positions for an online electronic commerce company linking business-to-business buyers and sellers through electronic networks including the Internet. In addition, Mr. Jones has served as corporate executive and director of both private and public companies in the medical, telecommunications and automation industries.

Joseph C. Lawyer
Vice Chairman, Reunion Industries Inc.

Mr. Lawyer is 62 years old. He has been a director of the Company since 1994. Since May 2000, Mr. Lawyer has served as Vice Chairman of Reunion Industries, Inc. (“Reunion”) which designs, manufactures and markets a broad range of fabricated and machined parts and products. Mr. Lawyer served as President of Reunion from March 2000 until his retirement from that position in May 2000. He has also been a Director of Reunion since March 2000. From 1988 through March 2000, he was President, Chief Executive Officer and a Director of Chatwins Group, Inc. (“CGI”), which merged with Reunion in March 2000. Prior to 1988 Mr. Lawyer held various managerial and executive level positions for several companies in the fabricated products industry.

James W. Liken
Vice Chairman of the Company

Mr. Liken is 58 years old. He has served as a director of the Company since January 1999. From August 1999 until December 1, 2003, when he became Vice Chairman of the Board, Mr. Liken served as President and Chief Executive Officer of Respironics. Prior to joining Respironics, Mr. Liken was owner of Liken Home Medical, Inc. from 1990 until he sold that business in July 1998. Mr. Liken has been active in the home medical business since 1971, serving in management and ownership capacities for several predecessor companies to Liken Home Medical, Inc. Mr. Liken also continues to serve on the Board of the American Association of Homecare. He also is a director of Dynavox Systems, LLC and Cohera Medical, Inc.

Candace L. Littell
President, Littell Group, Inc.

Ms. Littell is 50 years old. She has served as a director of the Company since 1999. She previously served as a director of the Company in 1997. From January 1995 through January 1998, and again since September 1999, she has been the President of Littell Group Inc., a consulting firm headquartered in Virginia, specializing in healthcare reimbursement strategy for medical technology companies. Ms. Littell has also held various senior and executive level management positions focusing on health care financing and reform, and the economic impact of the medical technology industry.

Mylle H. Mangum
Chief Executive Officer, IBT

Ms. Mangum is 58 years old and was appointed to the Board in May 2004. Ms. Mangum, owner of IBT Enterprises, LLC (IBT) since 2005, has served as Chief Executive Officer of IBT since October 2003. Prior thereto, Ms. Mangum served as Chief Executive Officer of True Marketing Services, LLC beginning in July 2002. Prior thereto, she served as Chief Executive Officer of MMS Incentives, Inc. from 1999 to 2002. She is also a Director of Barnes Group Inc., Emageon, Inc., Payless ShoeSource, Inc., Matria Healthcare, Inc., Decatur 1st Bank, and Haverty Furniture Companies, Inc.

Sean McDonald
President and Chief Executive Officer, Precision Therapeutics

Mr. McDonald is 46 years old. He has been a director of the Company since 2000. Mr. McDonald is the President and Chief Executive Officer of Precision Therapeutics, Inc., a biomedical company providing comprehensive, personalized cancer management information, a position he has held since January 2001. From July 1999 to September 2000, he served as Group President of the Automation Group of McKessonHBOC, a successor company to Automated Healthcare, Inc., which Mr. McDonald founded. Prior to that, Mr. McDonald held various engineering and engineering management positions with Westinghouse Electric Corporation.

Gerald E. McGinnis
Executive Chairman of the Board

Mr. McGinnis is 73 years old. He has been a director of the Company since 1976 and Chairman of the Board since November 1994. From June 30, 2004 to November 13, 2007, he also served as Advanced Technology Officer of the Company. Mr. McGinnis founded Respironics in 1976 after selling Lanz Medical Products Corporation, the predecessor to the Company. Prior thereto, Mr. McGinnis held senior research and engineering positions for several entities within the healthcare industry.

John L. Miclot
President and Chief Executive Officer, Respironics

Mr. Miclot is 48 years old. He has been a director of the Company since May 2003 and was appointed to the position of President and Chief Executive Officer in December 2003. Prior to his appointment as CEO, Mr. Miclot served as Executive Vice President and Chief Strategic Officer of the Company between October 2002 and December 2003. Prior to that, he served since July 1999 as president of Respironics’ Homecare division. Prior to joining Respironics, Mr. Miclot held various executive level positions with several companies within the medical device industry. Mr. Miclot serves on the Board of Directors of Wright Medical Group, a global orthopedic medical device company, and the American Association for Homecare. He is also a member of the Young President’s Organization.

John C. Miles II
Private Investor

Mr. Miles is 65 years old. He has been a director of the Company since February 2002. Mr. Miles is a member of the Board of Dentsply International, Inc. (“Dentsply”), the world’s largest manufacturer of dental products. Mr. Miles served as Dentsply’s Chief Executive Officer from January 1996 to January 2004 and as the Chairman of its Board of Directors from May 1998 until May 2004.

Craig B. Reynolds
Executive Vice President and Chief Operating Officer, Respironics

Mr. Reynolds is 59 years old. He has been a director of the Company since the completion of the merger between the Company and Healthdyne Technologies, Inc. on February 11, 1998. He currently serves as Executive Vice President and Chief Operating Officer of the Company. Prior to joining the Company, Mr. Reynolds served as President of Healthdyne Technologies from January 1987 until completion of the merger with the Company and served as Chief Executive Officer starting in 1993 until completion of the merger with the Company. Previously, Mr. Reynolds held various executive level positions in the divisions of Healthdyne, Inc.

EXECUTIVE OFFICERS

The executive officers of the Company, other than those who also serve as directors and are described in the preceding pages, are Daniel J. Bevevino, 48, Vice President and Chief Financial Officer; Steven P. Fulton, 48, Vice President and General Counsel; Derek Smith, 49, President, Hospital Group; Donald J. Spence, 54, President, Sleep and Home Respiratory Group; Geoffrey C. Waters, 57, President, International Group; and William R. Wilson, 57, Chief Human Resource Officer.

Daniel J. Bevevino
Vice President and Chief Financial Officer

Mr. Bevevino joined the Company in 1988 as Manager of Cost Accounting. From 1990 to 1994 Mr. Bevevino served as Controller. In November of 1994, Mr. Bevevino was elected Chief Financial Officer and in May 1996 was also elected Vice President. Prior to his affiliation with the Company, Mr. Bevevino spent five years with Ernst & Young. A Pennsylvania native, Mr. Bevevino earned a Bachelor of Science in Business Administration at Duquesne University and an MBA from the University of Notre Dame. He is a member of the Board of Directors of CryoLife, Inc and serves as a member of their Audit Committee.

Steven P. Fulton
Vice President and General Counsel

Mr. Fulton joined the Company on a part time basis in May 1995 serving as General Counsel. In January 1996 his role was expanded to full time status, and in May 1996 he was elected Vice President of Human Resources and General Counsel. In February 1998, Mr. Fulton was appointed to the position of Vice President and General Counsel. Prior to joining the Company, Mr. Fulton was a partner in the Pittsburgh office of Reed Smith LLP, a law firm he joined in May 1984. Prior to this employment, he served briefly in an engineering capacity for Westinghouse Electric Corporation. Mr. Fulton earned a Bachelor of Science in Mechanical Engineering/Engineering and Public Policy from Carnegie-Mellon University and a Juris Doctorate from Harvard University. He is a member of the Board of Directors of Medmarc Mutual Insurance Company and serves as the Chairman of its Corporate Governance Committee.

Derek Smith
President, Hospital Group

Mr. Smith joined the Company in August 2005. Prior to joining the Company, Mr. Smith served as Senior Vice President of Operations and Technology Development for McKesson Health Solutions (“McKesson”). In 1999, Mr. Smith joined McKesson’s Access Health business unit where he served as Senior Vice President and General Manager. Prior to McKesson, Mr. Smith spent 15 years with Datex-Ohmeda, Inc. in positions of increasing responsibility including several general management assignments, focusing on patient monitoring and critical care ventilation.

Donald J. Spence
President, Sleep and Home Respiratory Group

Mr. Spence joined the Company in April 2005. Prior to joining the Company, Mr. Spence served as Executive Vice President of GKN Automotive and from 2001 until late 2004 was President/CEO of GKN Sinter Metals, both divisions of GKN plc (“GKN”). Mr. Spence joined GKN in 1998 as Senior Vice President Sales and Marketing for GKN Sinter Metals. In 2001 he was promoted to President/CEO of GKN Sinter Metals. Prior to GKN plc, Mr. Spence spent ten years with Datex-Ohmeda, Inc. in positions of increasing responsibility including Business Unit Controller, Director of Field Operations, Vice President of Global Marketing, and President of the Medical Systems Division.

Geoffrey C. Waters
President, International Group

Mr. Waters, joined the Company in October 1996 as Vice President Customer Satisfaction in connection with the Company’s acquisition of LIFECARE International, Inc. In February 1998, Mr. Waters was appointed to the position of Vice President — International Sales and Marketing. In July 1999, Mr. Waters was named Vice President — International Group and was named President — International Group in May 2000. Prior to joining the Company, Mr. Waters was employed in various capacities by LIFECARE International, Inc. from 1984 to 1996. His last position with LIFECARE was President and Chief Operating Officer.

William R. Wilson
Chief Human Resource Officer

Mr. Wilson joined Respironics, Inc. in April 2002 as Vice President, Human Resources and was appointed Chief Human Resource Officer in November 2006. Prior to joining Respironics, he held senior human resources positions with Marconi, Aerial Communications, and NCR Corporation. Mr. Wilson holds a master’s degree in industrial and labor relations from Cornell University and a Bachelor of Science from the University of Pittsburgh.

Compensation and Human Resource Committee Interlocks and Insider Participation

The SEC rules relating to the disclosure of executive compensation require that this Information Statement include certain information about “insider” participation on compensation committees and about specific kinds of “interlocking” relationships between the compensation committees of different companies, under the foregoing caption. All members of the Compensation and Human Resource Committee are independent directors, and no such interlocking relationships exist.

Stock Compensation Plans Table

At December 31, 2007, the Company has two active employee stock option plans, the Respironics, Inc. 2000 Stock Incentive Plan and the Respironics, Inc. 2006 Stock Incentive Plan. The Company also has one employee stock purchase plan, which was suspended on December 20, 2007 in connection with the Offer. The Respironics, Inc. 2000 Stock Incentive Plan (2000 Plan) provides for the issuance of up to 6,552,000 Shares for grant to eligible employees, consultants, and non-employee directors. The Respironics, Inc. 2006 Stock Incentive Plan (2006 Plan) was approved by stockholders on November 15, 2005, and provides for the issuance of up to 5,019,000 Shares to be granted to eligible employees, consultants, and non-employee directors.

Options are also granted under the Plans to members of the Board who are not employees of the Company. Each non-employee director receives an option to purchase Shares on the third business day following the Company’s annual meeting of stockholders. The number of options granted annually to each non-employee member of the Board is stated as 13,000 in the 2000 and 2006 Plans. Pursuant to an amendment made in August 2006, the Committee administering the Plans has discretion, under the 2006 Plan, to reduce the number of options granted under the 2006 Plan in order to align with market competitive levels. Additionally, each non-employee director is granted an option to purchase 13,000 Shares on the first business day following the date that the non-employee director becomes a member of the Board.

In August 2001, the Company adopted the Respironics, Inc. 2002 Employee Stock Purchase Plan (the 2002 Plan) under which employees could purchase common stock of the Company through payroll deductions during each annual plan period beginning on January 1, 2002 through December 31, 2006. The 2002 Plan terminated effective December 31, 2006 and was replaced by the Respironics, Inc. 2007 Employee Stock Purchase Plan (the 2007 Plan). Under the 2007 Plan, employees can purchase common stock of the Company through payroll deductions during each semi-annual purchase period beginning on January 1 through June 30, with a second purchase period beginning July 1, and continuing through December 31. In connection with the Offer, the Company has suspended the 2007 Plan effective December 20, 2007.

Information about the Company’s equity compensation plans as of December 31, 2007 is summarized in the following table:

			Number of
			Securities
		Weighted-	Remaining Available
	Number of Securities	Average	for Future Issuance
	to be Issued Upon	Exercise Price	Under Equity
	Exercise of	of Outstanding	Compensation
	Outstanding Options	Options	Plans

Equity compensation plans approved by security holders	7,614,883	$33.81	2,481,292
Equity compensation plans not approved by security holders(a)	11,122	$9.65	—

	7,626,005	$33.77	2,481,292

(a)	Represents stock options issued by companies that were acquired by Respironics, prior to the dates of acquisition.

CORPORATE GOVERNANCE — BOARD AND COMMITTEES OF THE BOARD

The business and affairs of the Company are conducted under the direction of the Board. The Board has delegated to management the responsibility to manage the day-to-day operations of the Company. The primary focus of the Board is on policy and strategic direction. The Board selects, advises and monitors the Company’s management in the discharge of its duties. The Board has developed corporate governance practices to help it fulfill its responsibilities to the Company’s stockholders and to oversee the work of management and the Company’s business operations.

Board Size, Composition, and Number of Meetings

The Board currently consists of twelve directors, which number the Board believes is appropriate based on the Company’s present circumstances. Eight members of the Board are independent directors under the requirements set forth in the NASD Market Place Rules. The Corporate Governance and Nominating Committee reviews with the Board on a regular basis the size and composition of the Board, as well as the appropriate skills and characteristics required for directors in the context of the strategic direction of the Company. The Board held four meetings during fiscal year 2007.

Committees of the Board

The Board has three committees to assist in the management of the affairs of the Company: the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation and Human Resource Committee. The following is a summary description of these committees of the Board:

The Audit Committee currently consists of Mr. Lawyer (Chairperson), Mr. Dewberry, and Mr. McDonald, all of whom are independent members of the Board under the requirements set forth in the NASD Market Place Rules and Rule 10A-3 of the Exchange Act. Each member of the Audit Committee is financially literate, knowledgeable and qualified to review financial statements. In addition, the Board has determined that each member is an “Audit Committee financial expert,” in accordance with the rules established by the SEC. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing certain financial information including: (a) certain financial reports, reports on internal controls, and other financial information provided by the Company to its stockholders, the public, the SEC, The NASDAQ Stock Market (“NASDAQ”) and other governmental or regulatory bodies; (b) the Company’s systems of internal controls regarding finance, accounting, compliance (including disclosure controls and procedures and internal control over financial reporting) and the “Business Conduct and Ethics Policy” that management and the Board have established; and (c) the Company’s auditing, accounting and financial reporting processes generally. During fiscal year 2007, the Audit Committee met eight times. The Charter of the Audit Committee is posted on the Company’s website: www.respironics.com.

The Corporate Governance and Nominating Committee currently consists of Ms. Littell (Chairperson), Dr. Cotter, and Ms. Mangum, all of whom are independent members of the Board under the requirements set forth in the NASD Market Place Rules. The Corporate Governance and Nominating Committee is responsible for: (a) identifying individuals qualified to become members of the Board and recommending director nominees to the Board; (b) making recommendations to the Board composition and organization, as well as corporate governance matters; (c) addressing conflict of interest issues; (d) leading the Board in its evaluation of the Board, its committees, and individual directors; and (e) recommending membership and chairpersons for each committee. The Corporate Governance and Nominating Committee will consider director candidates recommended by stockholders provided that stockholders submit the names of candidates in writing to the Company’s Secretary, Dorita A. Pishko, at the following address: 1010 Murry Ridge Lane, Murrysville, PA 15668, and provide the candidate’s name, biographical data and qualifications and other information required by Section 1.09 of the Company’s Bylaws. Any such recommendation should be accompanied by a written statement from the individual indicating his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. To be considered, any such recommendations must comply with Section 1.09 of the Company’s Bylaws and all other applicable provisions of the Bylaws, the Company’s Certificate of Incorporation, Delaware law and applicable SEC rules. Such information must be received no later than July 18, 2008 with respect to nominations for election at the 2008 Annual Meeting of Stockholders. During fiscal year 2007, the Corporate Governance and Nominating Committee met seven times. The Charter of the Corporate Governance and Nominating Committee is posted on the Company’s website: www.respironics.com.

The Compensation and Human Resource Committee consists of Mr. Miles (Chairperson), Dr. Cotter, and Mr. Jones, all of whom are independent members of the Board under the requirements set forth in the NASD Market Place Rules. The Compensation and Human Resource Committee has overall responsibility for approving and evaluating the director and executive officer compensation plans, policies, and programs of the Company. The Compensation and Human Resource Committee’s activities are governed by a written charter that was adopted by the Board and which is reviewed by the Committee annually. This Charter is posted on the Company’s website at www.respironics.com. The Compensation and Human Resource Committee makes recommendations to the independent members of the Board with respect to the compensation of executive officers and independent directors. During fiscal year 2007, the Compensation and Human Resource Committee met nine times.

Director Compensation

The Board periodically conducts an evaluation of its effectiveness, and the Compensation and Human Resource Committee reviews director compensation and makes recommendations to the Board. Currently, each independent director receives an annual fee of $30,000 for service as a director and committee member. Independent directors receive a fee of $1,500 for attendance at meetings of the full Board. In addition, each applicable independent director receives an additional annual fee of $5,000 if he or she serves as a chairperson of the Compensation and Human Resource Committee or Corporate Governance and Nominating Committee, and $10,000 if he or she serves as chairperson of the Audit Committee. All independent director committee members also receive a fee of $1,500 for attendance at committee meetings. Directors may elect annually to receive their fees in either cash or shares of the Company’s Common Stock having a fair market value on the date of payment equal to the fee being paid. Directors may also elect to defer receipt of fees. All directors are reimbursed for travel expenses related to meetings of the Board.

Directors of the Company who are not employees also receive stock options under the Company’s 2000 Stock Incentive Plan or the Company’s 2006 Stock Incentive Plan (collectively, the “Plans”). Each non-employee director receives an option to purchase shares on the third business day following the Company’s annual meeting of stockholders. The number of options granted annually to each non-employee director is stated as 13,000 in the 2000 and 2006 Plans. Pursuant to an amendment adopted in August 2006, the Committee administering the Plans has discretion under the 2006 Plan to reduce the number of options granted in order to align with market competitive levels. Additionally, each non-employee director is granted an option to purchase up to 13,000 Shares (depending on market competitiveness) on the first business day following the date he or she becomes a member of the Board. Such options are granted at fair market value on the date of grant. Each option has a term of 10 years, becomes exercisable in installments and is fully exercisable after three years from the date of grant.

President and Chief Executive Officer Compensation

The Compensation and Human Resource Committee annually reviews and approves corporate goals and objectives relevant to the President and Chief Executive Officer’s compensation, evaluates the President and Chief Executive Officer’s performance in light of those goals and objectives, and recommends the President and Chief Executive Officer’s compensation levels to the independent directors on the Board. This evaluation and recommendation includes the annual base salary level, the annual incentive opportunity level, the long-term incentive opportunity level, and any special or supplemental benefits. In determining the long-term incentive component of the President and Chief Executive Officer’s compensation, the Compensation and Human Resource Committee will consider the Company’s overall performance, the value of similar incentive awards to chief executive officers at comparable companies, the awards given to the President and Chief Executive Officer in past years, and such other factors as the Compensation and Human Resource Committee determines to be appropriate. The President and Chief Executive Officer is not present during the deliberation of his compensation. The Compensation and Human Resource Committee believes that Mr. Miclot’s current compensation, as reflected in the “Compensation Discussion and Analysis” section of this Information Statement, is consistent with these objectives.

Board Member Qualifications

In evaluating candidates for the Board, the Corporate Governance and Nominating Committee considers each candidate’s credentials, subject to the minimum qualifications discussed below. The Corporate Governance and Nominating Committee is guided by the objective of ensuring that the Board consists of individuals from diverse educational and professional experiences and backgrounds who collectively provide meaningful counsel to management. The Corporate Governance and Nominating Committee considers the candidate’s character, integrity, experience, understanding of strategy and policy setting and reputation for working well with others, among other factors. If candidates are recommended by the Company’s stockholders, such candidates will be evaluated using the same criteria. With respect to nomination of continuing Directors for re-election, the individual’s contributions to the Board are also considered.

Directors are expected to possess the highest personal and professional ethics, integrity and values, and to be committed to representing the long-term interests of stockholders. The Corporate Governance and Nominating Committee will determine, with the approval of the Board, the requisite skills and characteristics for new members of the Board. There are no firm prerequisites to qualify as a candidate for the Board, although the Board seeks a diverse group of candidates who possess the background, skill, expertise, business experience, and time to make a significant contribution to the Board, to the Company, and to its stockholders.

Board and Individual Director Performance Reviews

The Board, each of the committees, and each individual director periodically performs a self-evaluation. Each director prepares his or her assessment of the effectiveness of the Board and its committees, as well as his or her own individual performance and that of other directors. Director assessments of Board performance are organized and summarized by the Corporate Governance and Nominating Committee for discussion with, and evaluation by the Board. Board Committees assess their performance and report results to the Board. The Corporate Governance and Nominating Committee manages the process whereby individuals receive feedback regarding their performance as a director.

No Limitations on Other Board Service

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serving on the Board for an extended period of time. Each member of the Board is expected to ensure that other existing and planned future commitments do not materially interfere with his or her service as a director. Directors will advise the Chairperson of the Corporate Governance and Nominating Committee of the Board in advance of accepting an invitation to serve on another public company board. Absent a conflict of interest, the Board does not believe that directors should be prohibited from serving on boards and/or committees of other organizations, and has not adopted any guidelines limiting such activities.

Directors with Significant Job Changes

Individual directors will offer their resignation from the Board in the event of any significant change in their principal occupations (including retirement). The Corporate Governance and Nominating Committee evaluates the appropriateness of continued Board membership for each individual director that offers a resignation for this reason and makes recommendations to the Board whether to accept the resignation.

Term Limits and Retirement Policy

In accordance with the provisions of the Company’s Certificate of Incorporation, each director is elected for a term of three years on a staggered basis. Directors selected to fill vacancies on the Board may have an initial term of less than three years. The Board does not believe it should establish term limits. Such limits may cause the Board to lose the contributions of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations. As an alternative to term limits, the Corporate Governance and Nominating Committee will review each director’s continuation on the Board when his or her next term expires. This also will allow each director the opportunity to confirm his or her desire to continue as a member of the Board. The Board does not believe that a fixed retirement age for directors is appropriate.

Management Succession

The President and Chief Executive Officer regularly reports to the Board, or a designated committee, on the Company’s program for succession and management development. The President and Chief Executive Officer will make available to the Board his recommendations and evaluations of potential successors.

Executive Sessions of Independent Directors

The independent directors hold regular executive sessions in order to promote open discussion among the independent directors. Non-independent directors and management are not present during these independent director executive sessions. Such sessions occur on at least a quarterly basis. The Chairperson of the Corporate Governance and Nominating Committee, or another designated independent director, is the presiding director for each executive session of independent directors.

Board Access to Management and Professional Advisors

Directors have full access to officers and employees of the Company. The Board also encourages management to schedule presentations at Board meetings by managers who can provide additional insight into the items being discussed because of personal involvement in these areas. The Company’s primary outside attorneys, independent registered public accounting firm and internal auditors are available to consult with the Board. Each committee of the Board may obtain advice and assistance from internal and external advisors.

Code of Conduct

The Board expects directors, officers, and employees to act ethically at all times and to acknowledge their adherence to the policies comprising the Company’s “Business Conduct and Ethics Policy,” which sets out basic principles for all directors, officers, and employees of the Company. This policy, which is posted on the Company’s website: www.respironics.com, describes the Company’s policies with respect to compliance with laws, rules, and regulations; conflicts of interest; unauthorized use of corporate funds and assets; accuracy of books, records, and public statements; insider trading; competition and fair dealing; discrimination and harassment; and confidentiality, among other things. Any waiver of the Company’s “Business Conduct and Ethics Policy” for directors, officers, or senior financial officers may be made only by the Board or one of its committees and will be promptly disclosed to the extent required by law or regulation.

Reporting of Concerns to the Audit Committee

The Audit Committee has established procedures to enable anyone who has a concern about the Company’s conduct, or any employee who has a complaint about the Company’s accounting, internal accounting controls or auditing matters, to communicate that concern to the Audit Committee. Such communication may be confidential or anonymous, and may be made using the ethics line listed in the Company’s “Business Conduct and Ethics Policy” or in writing to the Company’s General Counsel or to the Audit Committee. The Company’s procedures for handling complaints or concerns, including the means by which the Company communicates such matters to the Audit Committee, are disclosed in the Company’s “Whistleblower Policy,” which is posted on the Company’s website: www.respironics.com.

Stockholder Communications with Members of the Board of Directors

Stockholders may communicate directly with the Board or any individual director by writing to the Board, or the individual director, sent in care of the Secretary of the Company, Dorita A. Pishko, at the following address: 1010 Murry Ridge Lane, Murrysville, Pennsylvania 15668. All such communications will be compiled by the Secretary and submitted to the Board or the individual director at the next regularly scheduled meeting of the Board.

Board Member Attendance at Annual Meeting of Stockholders

It is the Company’s longstanding policy that, absent exceptional circumstances, all members of the Board attend the Annual Meeting of Stockholders. Requests for attendance waivers are required to be approved in advance by the Chairman of the Board. All of the then current members of the Board attended the 2007 Annual Meeting of Stockholders.

Stock Ownership Guidelines

The Company believes it is important that the interests of its directors (both independent and non-independent) be aligned with the interests of its stockholders; accordingly, each director is required to comply with the Company’s stock ownership guidelines. The ownership of a substantial amount of stock is not in itself a basis for a director to be considered as not independent, provided that it may preclude participation on the Audit Committee if the director is the beneficial owner, directly or indirectly, of 10% or more of the outstanding voting equity securities of the Company.

Directors are required to be holders of the Company’s stock in an amount equal to at least $100,000 by the date of their fifth anniversary on the Board. For purposes of this policy, stock options or shares that may be issued at a later date under any of the Company’s equity compensation plans are not considered to be director stock holdings. A determination of the value of each director’s stock holdings is made annually at the time of the Company’s Annual Meeting of Stockholders. For purposes of determining the value of a director’s stock holdings, the greater of the purchase price or the price at the time of determination is used. The Corporate Governance and Nominating Committee may grant a hardship exemption from this policy to directors, as it determines is necessary.

Pre-Approval of Related Party Transactions

The Company’s Audit Committee (or another duly authorized independent committee) reviews and approves in advance all “related party transactions” (as such term is defined by the disclosure requirements set forth in Item 404 of Regulation S-K of the Exchange Act) in excess of $120,000 in which a member of the Board, an executive officer, or a 5% stockholder or member of their immediate family has a direct or indirect material interest. For these purposes, immediate family members include such person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and others living in such persons household. Indirect interests include those arising from the reporting person’s other business relationships, including acting as a director, executive officer, or stockholder/partner of an entity that is entering into a contractual relationship with the Company. These policies and procedures are in writing.

REPORT OF THE AUDIT COMMITTEE

Each member of the Audit Committee is an independent member of the Board under the requirements set forth in the NASD Market Place Rules and Rule 10A-3 of the Exchange Act. Each member of the Audit Committee is financially literate, knowledgeable and qualified to review financial statements. In addition, the Board has determined that each member of the Audit Committee is an “Audit Committee financial expert,” in accordance with the rules established by the SEC. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing: (a) the financial reports, reports on internal controls, and other financial information provided by the Company to its stockholders, the public, the SEC, NASDAQ and other governmental or regulatory bodies; (b) the Company’s systems of internal controls regarding finance, accounting, compliance (including disclosure controls and procedures and internal control over financial reporting) and the “Business Conduct and Ethics Policy” that management and the Board have established; and (c) the Company’s auditing, accounting and financial reporting processes generally. The Audit Committee’s activities are governed by a written charter adopted by the Board, which the Audit Committee reviews on at least an annual basis. The Audit Committee Charter, as most recently amended on August 21, 2007, is posted on the Company’s website: www.respironics.com. As described in the Audit Committee Charter, the Audit Committee’s primary responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system.

•	Appoint, retain and evaluate the audit efforts of the Company’s independent registered public accounting firm, determine the compensation to be paid to the Company’s independent registered public accounting firm, review and approve all services to be performed by the Company’s independent registered public accounting firm, and serve as the point of contact for reports to be made by the independent registered public accounting firm concerning the Company’s critical accounting policies and practices and other communications relating to the Company’s financial matters. The independent registered public accounting firm reports to the Audit Committee.

•	Review activities, organizational structure, and qualifications of the internal audit department. Review and concur in the appointment, replacement, reassignment, or dismissal of the director of the internal audit department.

•	Provide an open avenue of communication among the Company’s independent registered public accounting firm, financial and senior management, the internal audit department, and the entire Board.

•	Establish procedures to receive and respond to employees’ and others’ complaints and concerns regarding the Company’s accounting and auditing matters.

The Audit Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to each of the matters assigned to it under the Audit Committee’s charter. As part of its efforts to carry out its responsibilities, the Audit Committee met eight times during fiscal year 2007.

The Audit Committee has reviewed and discussed the Company’s audited financial statements with management, which has primary responsibility for the financial statements and the Company’s internal controls over financial reporting. Ernst & Young LLP (“Ernst & Young”), the Company’s independent registered public accounting firm for the 2007 fiscal year, is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with U.S. generally accepted accounting principles and for reporting on the effectiveness of the Company’s internal controls over financial reporting. In overseeing the preparation of the Company’s financial statements, and reviewing and discussing management’s report on the Company’s internal controls over financial reporting, the Audit Committee met with Ernst & Young, both with and without Company management, to review and discuss the Company’s annual financial statements and their evaluation of the Company’s internal controls prior to their issuance of those annual financial statements and to discuss significant accounting issues. Additionally, the Audit Committee met with Ernst & Young and management prior to the issuance of the Company’s quarterly financial statements. The Audit Committee has discussed with Ernst & Young the matters that are required to be discussed by Statement on Auditing

Standards (“SAS”) No. 61 (“Communication With Audit Committees”) as amended, Securities and Exchange Commission rules, and other professional standards governing auditor communication with Audit Committees.

Ernst & Young has provided to the Audit Committee the written disclosures and the letter required pursuant to independence rules adopted by the SEC and Public Company Accounting Oversight Board and required by Independence Standards Board Standard No. 1, and the Audit Committee discussed with Ernst & Young that firm’s independence. The Audit Committee also concluded that Ernst & Young’s provision of audit and non-audit services to the Company is compatible with Ernst & Young’s independence.

Based on the considerations referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the 2007 fiscal year and selected Ernst & Young as the independent registered public accounting firm for the Company for the 2008 fiscal year.

MEMBERS OF THE AUDIT COMMITTEE

Joseph C. Lawyer, Chairperson
J. Terry Dewberry
Sean C. McDonald

COMPENSATION DISCUSSION & ANALYSIS

Compensation Objectives

This section contains information about the compensation programs and policies for executive officers of the Company. In a later section of this Information Statement, under the heading “Additional Information Regarding Executive Compensation,” there is presented a series of tables and narrative information about the compensation earned and paid in fiscal year 2007 (“FY07”) to the following individuals, who are the named executive officers (“NEOs”): John L. Miclot, President and Chief Executive Officer; Craig B. Reynolds, Executive Vice President and Chief Operating Officer; Daniel J. Bevevino, Vice President and Chief Financial Officer; Gerald E. McGinnis, Executive Chairman of the Board; and Donald J. Spence, President, Sleep and Home Respiratory Group. The discussion in this section explains the material compensation decisions that have been made regarding the compensation of the NEOs and provides context for understanding the detailed information provided in those tables and narratives within the overall compensation program and the results achieved by the Company in FY07. Where appropriate in this section, references are made to specific tables for more information.

The Company looks to establish corporate performance objectives and evaluates the performance of the NEOs using the same metrics that it believes investors use in determining whether to purchase the Company’s stock: revenue growth and profitability (measured as earnings per share, or “EPS”). The Company’s long-term corporate performance objectives consist of (i) sustaining mid-teens revenue growth and (ii) achieving 15-20% EPS growth. The Company believes these objectives are important to creating stockholder value and that a focus on achieving them will lead to an increase in stockholder value. The Company uses these measures both to set the direction of compensation programs and policies and to evaluate the performance of its executive officers.

The compensation programs and policies for the NEOs share the same objectives as the compensation programs throughout the Company, which are to:

•	Ensure competitiveness in the marketplace in which the Company competes for talent;

•	Attract, engage and retain employees who help ensure the Company’s future success;

•	Support overall business objectives;

•	Motivate and inspire behavior that fosters a high-performance culture;

•	Optimize the balance between the cost to the Company and the value to employees; and

•	Provide stockholders with a superior rate-of-return.

Elements of Compensation

The primary elements of annual compensation for executive officers are base salary, annual cash incentives, and long-term equity incentive awards. As described below, executive officers also receive other forms of compensation, which are reviewed periodically by the Compensation and Human Resource Committee (“Committee”) or are available to all employees on the same basis.

The Company’s executive compensation program consists of several compensation elements, as illustrated in the table below. Most of the compensation elements simultaneously fulfill one or more of the Company’s competitiveness, attraction and retention, and performance objectives.

Pay Element	What Element Rewards	Role of Element

Base Salary	Performance in an executive’s designated role and the executive’s skills, experience, and individual contributions to the Company.	Provides fixed compensation based on competitive market practice.

Annual Cash Incentives	Contributions toward (i) the Company’s achievement of specified EPS and (ii) a business group’s achievement of specified operating income.
•   Provides focus on meeting annual goals that contribute to long-term success.

•   Provides annual performance-based cash incentive compensation.

•   Motivates achievement of critical annual performance metrics.

Long-Term Equity Incentives (currently Stock Options)	• Sustained stock price appreciation, thereby aligning executives’ interests with those of stockholders. • Continued employment with the Company during a four-year vesting period.	• A focus on:

•   Stock price performance;

•   Profitability;

•   Alignment with stockholders interests; and

• Retention of executive officers in a challenging business environment and competitive labor market.

Additional Benefits and Perquisites	Consist primarily of transportation allowances, selected club memberships, and non-business entertainment. These additional benefits and perquisites did not exceed $28,000 for any NEO in FY07, as indicated in footnote 5 to the table below entitled “Summary Compensation Table.”	These items facilitate conducting the Company’s business. Club memberships also serve to promote the role of executive officers as Company representatives in the community.

Pay Element	What Element Rewards	Role of Element

Retirement Benefits(1)
•   Executive officers are eligible to participate in the Respironics, Inc. Retirement Savings Plan — a 401(k) plan available to U.S. employees.

•   The Supplemental Executive Retirement Plan (SERP) is a non-qualified deferred compensation program that allows certain executives to receive additional Company-paid retirement income and defer compensation to increase their retirement income. The SERP is intended to supplement the Company’s 401(k) plan and provide additional tax-deferred retirement savings that are not limited by the IRS limitations on tax-qualified programs like the 401(k) plan. The SERP rewards continued service with the Company over a five-year vesting period.
Collectively, these provide tax-deferred retirement savings. The SERP is described in more detail in the section below on “Deferred Compensation.”

Severance and Change-in-Control Benefits	The Company has employment agreements containing severance and change-in-control provisions with all executive officers, including all of the NEOs. The change-in-control provisions provide severance benefits if an officer’s employment is terminated within a specified period after a change-in-control.(2)	Severance arrangements benefit the Company because they are an important retention tool and help the Company enforce non-competition agreements with separated employees. Change-in-control arrangements help to retain executive officers and provide continuity of management in the event of an actual or threatened change-in-control of the Company.

(1)	Retirement Benefits also include a “frozen” benefit provided to Mr. Reynolds pursuant to a legacy non-qualified defined benefit plan that was maintained by Healthdyne Technologies, Inc., which merged with Respironics in 1998. This benefit is reduced by Social Security benefits paid to Mr. Reynolds after retirement. Please see the table below on “Pension Benefits” and the related footnote disclosures for more information.

(2)	As described in the section below on “Termination and Change-in-Control Payments,” the employment agreements with Mr. Miclot, Mr. Bevevino, and Mr. Spence were modified in August 2007. The changes included extending the period in which the change-in-control provisions are applicable from eighteen to twenty-four months after a change-in-control. In connection with the execution of the Agreement, five of the Company’s executive officers (including Messrs. Miclot, Reynolds and Spence) and one other individual entered into letter agreements relating to the treatment of their existing employment or change-in-control agreements. The letter agreements provide for payments that settle all obligations under the existing employment or change-in-control agreements and the termination of those agreements upon completion of the Offer. In addition, each of the six individuals referred to above has entered into a new employment agreement with Parent to become effective only upon completion of the Offer. Information regarding these letter agreements and these new employment agreements and additional information regarding certain other interests of these individuals in connection with the Offer and the Merger is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a).

Executive officers also participate in employee welfare benefit plans generally available to employees, including healthcare, life insurance and disability plans, and are eligible to receive annual Company-paid physical examinations. These benefits provide an effective retention tool and protect the health of executive officers, enabling them to perform their responsibilities more effectively.

The Committee believes that this combination of programs provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term stockholder value, and encourages recruitment and retention of executive officers.

Pay Philosophy

Compensation for each executive officer is designed to be competitive with that of executives serving in a comparable capacity at similar companies in similar industries, as well as to align the executive’s incentives with the long-term interests of the Company’s stockholders. A fixed weighting is not assigned to any individual element of compensation in the Committee’s belief that aggregate compensation must be tailored to meet applicable competitive characteristics, as well as the performance of the business the executive is responsible for leading.

The allocation between the various forms of compensation, including cash and equity, is based on compensation market data and practices. While compensation decisions are strongly influenced by market practices, the Committee exercises discretion independently of market practices and also considers other factors when determining compensation opportunities, such as performance, contribution, role and responsibility, retention, tenure, and experience. The allocation between the various forms of compensation reflects the Committee’s belief that variable compensation (target annual cash incentives plus long-term equity incentives) should be a larger percentage of annual pay than fixed compensation, and long-term equity compensation should be a significant percentage of total compensation. The charts below show the allocation of total compensation for FY07 for executive officers in the aggregate.

Historically, the Committee has used compensation market data from published compensation surveys to evaluate the competitiveness of executive officer compensation and to set target compensation levels for executive officers (other than Mr. McGinnis). This data represents pay practices for a segment of the competitive labor market consisting of general U.S. manufacturing companies of similar revenue size to Respironics. In relation to this market survey data, base salary has been targeted at the median relative to this market; annual cash incentives have been targeted between the median and 75th percentile for this market based on performance; and long-term equity incentives have been targeted at the 75th percentile relative to this market. The intention in defining these percentile targets is to deliver the corresponding target compensation if performance objectives are met and to adjust the compensation accordingly if targets are either exceeded or not met. These targets were selected to align with the objectives for each of the compensation elements. For base salaries, targeting the 50th percentile provides competitive salaries while controlling fixed costs. For target annual cash incentives, targeting between the median and 75th percentiles retains flexibility in rewarding for operating performance based on the results achieved, and business objectives from year-to-year. For long-term equity incentives, targeting the 75th percentile provides an opportunity for executive officers (other than Mr. McGinnis) to receive compensation in excess of market median levels as an incentive to deliver a superior rate-of-return to stockholders and to fulfill the Company’s objective to be a “buy-and-hold” stock for investors. The FY07 base salary, target annual cash incentive, and long-term equity incentive award for each NEO (other than Mr. McGinnis) were determined in August 2006 using this approach and appear in the tables below entitled “Summary Compensation Table” and “Grants of Plan Based Awards” and the related footnotes.

The Company presently is competing more directly for talent with other companies in the medical device industry and with other high-performing companies in general. In response, the Committee retained an independent compensation consultant, Pearl Meyer & Partners1, to assist in collecting and analyzing competitive market compensation data from a broader number of sources. These sources consisted of:

(i) a peer group of 21 companies similar to the Company in size and industry classification (the “Industry Peer Group”);

(ii) a peer group of 13 companies similar to the Company in size and operating performance as measured by revenue growth and profitability as a percentage of revenue (the “Operating Performance Peer Group”);

(iii) a peer group of 13 companies similar to the Company in size and total stockholder return (the “TSR Performance Peer Group”); and

(iv) two published national compensation surveys, reporting on executive compensation practices in participating companies comparable in size to the Company. One survey represented general industry pay practices, and one survey represented pay practices among companies similar to the Company in industry classification.

Multiple peer groups were developed to provide alternatives to consider with respect to target levels of compensation. The peer group data shows a high degree of similarity in the pay practices of the three peer groups. The data indicates that these companies provide a different compensation package than general U.S. manufacturing companies of similar revenue size. In particular, base salaries and total cash compensation are more likely to be a smaller percentage of total compensation and long-term equity incentives are more likely to be a larger percentage of total compensation than general U.S. manufacturing companies of similar revenue size. For this reason, a peer group provides a closer comparison than survey data for targeting annual cash incentives and long-term equity incentives. Based partly on this observation and on the fact that peer group data allows the most direct comparisons to the market, peer group data is the primary reference point used in the Committee’s evaluation of NEO compensation for fiscal year 2008 (“FY08”) (other than Mr. McGinnis). Peer group data is not used exclusively because (a) a peer group necessarily involves a smaller sample size than a published compensation survey and (b) the absence of a direct correlation in positions between some of the NEOs and the peer group. For these reasons and to provide consistency with past practices, data from the two national surveys is also relied on as a secondary reference point.

In light of the high degree of similarity of the peer group data, the Committee selected the Industry Peer Group as the primary reference for evaluating compensation because it has the advantage of (a) being

1 Pearl Meyer & Partners does not provide any other type of consultation services to the Company. Pearl Meyer & Partners have been retained by the Committee and report directly to the Committee, providing market data, analysis, and consultation regarding the compensation of executive officers and directors.

composed of companies that are similar to the Company in size and industry classification and that the Company competes with directly for talent, and (b) being a larger data base of companies that should provide more robust data over time. The companies presently comprising the Industry Peer Group are as follows:

• Advanced Medical Optics Inc.	• Invacare Corp
• Arrow International Inc.	• Kinetic Concepts Inc.
• Bard (C.R.) Inc.	• Kyphon Inc.
• Biomet Inc.	• ResMed Inc.
• CONMED Corp.	• St Jude Medical Inc.
• DJO Inc.	• STERIS Corp.
• Edwards Lifesciences Corp.	• Varian Medical Systems Inc.
• Haemonetics Corp.	• VIASYS Healthcare Inc.
• Hillenbrand Industries	• West Pharmaceutical Services Inc.
• Integra LifeSciences Holdings	• Zimmer Holdings Inc.
• Intuitive Surgical Inc.

Although the Company’s executive officer compensation philosophy is evolving and the Industry Peer Group data will continue to be evaluated in the future, based on the Industry Peer Group data consulted for FY08, the Committee preliminarily determined that base salary should be targeted at the median of this peer group, total cash compensation (i.e., base salary plus target annual cash incentive) should be targeted at or above the median based on performance, and long-term equity incentives should be targeted at the 75th percentile of this peer group. Inherent in this refinement of the executive officer compensation philosophy is a commitment to make use of a transition period in which compensation decisions can be made to achieve this positioning over time. As described in more detail in the section below on “Compensation Levels,” compensation decisions for FY08 reflect this transition.

As indicated previously, in defining these percentile compensation targets, the Committee’s intention is that for executive officers to actually receive total cash compensation at or above the peer group median, performance objectives must be met. For executive officers to receive target long-term equity incentive compensation awards at the 75th percentile, total stockholder return levels must approximate the 75th percentile of the Industry Peer Group. In the absence of continued share price growth, executive officers could receive no value from long-term equity incentive awards. While the Company will target these peer group percentiles, it will also consider other factors when determining reward opportunities, such as performance, contribution, role and responsibility, retention, tenure, and experience.

In making compensation decisions regarding Mr. McGinnis, the Committee relies primarily on internal considerations and the compensation levels of other executive officers at Respironics to set Mr. McGinnis’ compensation based on his role, tenure, and experience. The Committee does not use market data to set Mr. McGinnis’ compensation. The Committee has consulted market data regarding market pay practices for the position of an executive officer who is also a Chairman of the Board; however, this data has been inconclusive due to the infrequency of this position and the disparate pay practices among companies that do have this position. Although the sample sizes have been small, market data indicates that Mr. McGinnis’ compensation is reasonable in comparison to the practices of other companies with this position.

Annual Pay Review Process

At the end of each fiscal year, the Committee conducts an annual review of executive officer performance and compensation to determine base salary increases, target annual cash incentives, and long-term equity incentives for the following year for all of the Company’s executive officers, except Mr. McGinnis.

The performance evaluation for Mr. Miclot consists of a self-evaluation that he prepares for the Committee of his performance against the goals established by the Committee and the Chairman for the fiscal year, assessments of his performance that are completed by the independent members of the Board and are submitted to the Committee, and a performance evaluation conducted by the Committee. The performance evaluations for the other executive officers (except Mr. McGinnis) consist of annual individual performance evaluations that are provided for each executive officer by Mr. Miclot or Mr. Reynolds and are submitted to the Committee for their review and consideration. The compensation evaluation consists of an analysis of market compensation data supplied by an independent compensation consultant, as described above to assess the competitiveness of compensation in light of the performance achieved in the preceding fiscal year.

All compensation decisions regarding the executive officers (except long-term equity incentive awards) are made by the independent members of the Board, based on recommendations made by the Committee. During the annual performance review, Mr. Miclot makes compensation recommendations to the Committee with respect to the other executive officers (except Mr. McGinnis and himself). His recommendations are based on each executive’s contribution and performance during the preceding fiscal year, strengths, weaknesses, development plans and succession potential.

In making recommendations regarding Mr. Miclot’s compensation, the Committee takes into account his individual performance during the previous fiscal year, scope of responsibilities, and experience and balances these against competitive compensation levels, including retention requirements and succession planning. The Committee conducts a similar review regarding each of the other executive officers (except Mr. McGinnis).

Based upon these reviews and the market compensation information provided to the Committee, the Committee (a) makes recommendations to the independent members of the Board regarding compensation elements for the next fiscal year (i.e., base salary adjustments, target annual cash incentive opportunities, and annual cash incentive payments), and (b) makes decisions regarding long-term equity incentive awards for the next fiscal year.

Compensation Levels

The Company achieved solid performance in FY07. All businesses achieved their business plans, except Sleep and Home Respiratory Group, which continued to improve year-over-year performance despite not achieving its business plan. Mr. Miclot demonstrated steady leadership in achieving these results and performed well against his goals for the fiscal year. These results shaped the compensation decisions that are described below, are reflected in the compensation tables and also in the accompanying footnotes at the end of this discussion. As permitted under the rules of the Securities and Exchange Commission, it has been the Company’s practice not to disclose specific individual, business unit, or Company financial performance target levels because publication of sensitive and proprietary quantifiable targets and other specific goals could place the Company at a competitive disadvantage. The Company’s long-term corporate performance goals consist of sustaining mid-teens revenue growth and achieving 15-20% EPS growth. While the specific annual financial performance target levels aligned with achieving these long-term performance goals are confidential, historical achievement of similar annual financial performance targets in previous years has been challenging for the Company and its business units.

Base Salary

As described in the section above on “Pay Philosophy”, published national survey data was the primary reference in setting compensation levels in FY07. Based on this survey data, the Committee recommended in August 2006 and the independent members of the Board approved increasing Mr. Miclot’s base salary to an annual rate of $730,000 (a 17% increase over the prior year) and increasing the base salaries for Messrs. Reynolds, Bevevino, and Spence to an annual rate of $514,443, $358,620, and $336,000, respectively (each a 5% increase over the prior year). Mr. McGinnis’ base pay was maintained at $300,000. These FY07 base salaries are included in the salary amounts set forth in “Summary Compensation Table” below.

In transitioning to using the Industry Peer Group to set compensation levels for FY08, however, base salary increases for the executive officers, in general, are moderated so the overall compensation package is more closely aligned with the market practices reflected by the Industry Peer Group.

Annual Cash Incentives

The Company’s cash incentive programs are designed to align the incentive payout with Company performance. Specifically, the programs are uncapped for performance exceeding plan, and actual incentive payments can be larger or smaller than the target incentive level for performance above or below plan. As with other elements of compensation, the Committee may use discretion and depart from formulaic incentive payments to take into account individual circumstances, either to authorize larger incentive payments for performance below-plan or to limit incentive payments for performance above-plan.

As described in the section above on “Pay Philosophy”, in transitioning to using the Industry Peer Group as a reference point for establishing compensation targets in 2007, total cash compensation (i.e., base salary plus target annual cash incentive) is targeted at or above the median for the Industry Peer Group, based on achieving performance objectives.

The determination of a target annual cash incentive opportunity for each NEO (other than Mr. McGinnis, who does not participate in the annual cash incentive plans) is stated as a percentage of base salary and is established by the independent members of the Board based on the recommendations of the Committee at the end of each fiscal year for the following fiscal year. Each NEO (other than Mr. McGinnis) participates in annual cash incentive programs and is eligible to receive an annual cash bonus based on performance. In applying the philosophy that total annual cash compensation (i.e., base salary plus target annual cash incentive) should be targeted at or above the median for the Industry Peer Group, the Committee determined that no changes were needed in FY08 target annual cash incentive opportunity for the NEOs (other than Mr. McGinnis), with the exception of Mr. Spence whose target annual cash incentive opportunity was increased by ten percentage points.

The target annual cash incentive opportunity is allocated between the Performance Bonus Plan (the “Performance Bonus Plan”) and the Profit Sharing Bonus Plan, (the “Profit Sharing Bonus Plan”) each of which provides an opportunity to earn annual cash incentives based on the achievement of pre-established performance goals. The Performance Bonus Plan applies to all employees of the Company at management-level and above (other than employees participating in sales incentive plans). Incentives are based on a weighting of business group or unit performance and Company performance and are intended as a reward primarily for business group or unit performance. Business group or unit performance is measured as achievement of the fiscal year business group or unit target operating income goal; Company performance is measured as achievement of the Company’s fiscal year EPS target. The Profit Sharing Bonus Plan is a broad-based plan that applies to all employees (other than employees participating in sales incentive plans). Incentives are based solely on and are intended as a reward for Company performance. Company performance is measured as achievement of the Company’s fiscal year EPS target.

For Messrs. Miclot, Reynolds, and Bevevino, the incentive opportunity under the Performance Bonus Plan is weighted 100% on Company performance — there is no business unit performance criterion — in the belief that their sole responsibility is for Company performance. They also participate in the Profit Sharing Bonus Plan on the same terms applicable to all employees and have an opportunity to receive an annual cash incentive tied to Company performance. For FY08, 100% of their target annual cash incentive opportunity is based on achievement of the Company’s EPS goal, which has a strong correlation with stockholder value.

For Mr. Spence, his annual cash incentive opportunity under the Performance Bonus Plan is weighted 75% on Company performance and 25% of the performance of the Sleep and Home Respiratory Group in the belief that his position has a significant influence on Company performance and is also responsible for the performance of the Company’s largest business group. In addition, Mr. Spence participates in the Profit Sharing Bonus Plan on the same terms applicable to all employees and has an opportunity to receive an annual cash incentive tied to Company performance. For FY08, more than 80% of Mr. Spence’s target annual cash incentive opportunity is based on achievement of the Company’s EPS goal and the balance is based on achievement of the targeted operating income of the Sleep and Home Respiratory Group.

As noted, the Company achieved its EPS goal in FY07 and all business groups, except Sleep and Home Respiratory Group, met or exceeded their targeted results. In light of this performance, incentive payments equal to 96% of the target incentive opportunity have been approved for Messrs. Miclot, Reynolds and Bevevino. Sleep and Home Respiratory Group achieved operating income results below the target level set for it. The incentive formulas under the Performance Bonus Plan and Profit Sharing Bonus Plan allow the exercise of discretion with regard to incentive payments and this discretion was exercised in FY07 in setting the level of incentive payment to Mr. Spence, and in recognition of the significant effort and progress made toward achieving target operating income results an incentive payment equal to 75% of the target incentive opportunity has been approved for Mr. Spence.

For additional information about target annual cash incentives, please refer to the table below entitled “Grants of Plan Based Awards” and the related footnotes. Please see the table below entitled “Summary Compensation Table” and the related footnotes for the actual amount of annual cash incentives paid to the NEOs for FY07.

Long-Term Equity Incentives

Long-term equity incentives currently consist of stock option awards. Financial gain from stock options is possible only if the price of the Company’s common stock increases. Stock option awards encourage executives and other employees to focus on behaviors and initiatives that should lead to an increase in the stock price, which benefits all stockholders. The Committee periodically evaluates other long-term equity incentive instruments to use either instead of or in addition to stock options. For FY08, the Committee has decided to continue to use only stock options for long-term equity incentive awards.

The exercise price of stock option awards is set at the average of the high and low market price for the Company’s stock on the grant date. Under the terms of the Company’s stock incentive plans, the Company may not award stock options at an exercise price that is less than the average of the high and low market prices on the grant date. Similarly, the Company may not reduce the exercise price of outstanding stock options except in the case of a stock split or other similar event. The Company does not award stock options with a so-called “reload” feature, nor does it loan funds to employees to enable them to exercise stock options. Stock options typically are exercisable in equal installments on the first four anniversaries of the grant date and expire ten years from the grant date.

Executives are eligible for annual awards, based on each executive’s demonstrated level of performance, the competitive market data, the executive’s level of responsibility, and the Company’s views on executive retention and succession.

As described in the section above on “Pay Philosophy,” published national survey data is the primary reference in setting long-term equity incentive award levels for FY07. In awarding long-term equity incentive awards, the Committee considers the economic value of the Company’s stock options (as calculated using the Black-Scholes methodology) and not the number of stock options in determining the size of the award. In August 2006, stock option awards were approved by the Committee using the 75th percentile of the survey data as reference value (measured on the date of grant). For information about the resulting number of stock option awards, please consult the table below entitled “Grants of Plan Based Awards” and the accompanying footnotes.

In transitioning to using the Industry Peer Group as a primary benchmark for establishing compensation targets for FY08, long-term equity incentive opportunities will be targeted near the 75th percentile of the Industry Peer Group. Target long-term equity incentive awards are set to reflect the Company’s long-term share price performance approximating the 75th percentile of the Industry Peer Group. As a result, FY08 long-term equity incentive awards for the NEOs, in general, have a higher economic value (measured on the date of grant) than the economic value of long-term equity incentive awards made in previous years to transition toward the 75th percentile of the Industry Peer Group.

Perquisites and Other Benefits

The Company annually reviews the perquisites that senior executives receive. In general, such perquisites are limited. As indicated in the table entitled “Summary Compensation Table” and the related footnotes, the NEOs are entitled to few benefits that are not otherwise available to all employees.

Deferred Compensation

In addition to being eligible to participate in the Respironics, Inc. Retirement Savings Plan, which is qualified under Section 401(k) of the Tax Code and is available to all employees, NEOs (except Mr. McGinnis) participate in the Company’s Supplemental Executive Retirement Plan (“SERP”). The SERP is intended to supplement retirement savings and promote retention of executive talent.

The SERP is a non-qualified defined contribution plan. The SERP provides an annual discretionary Company contribution and allows participants to contribute a portion of their salary and all or a portion of their incentive and commission payments. Contributions made by a participant are fully vested; the Company contribution becomes vested after five years’ of participation in the SERP. In recent years, the Company’s annual discretionary contribution for senior executives has been 13.5% of base salary. Please refer to the table entitled “Deferred Compensation Table” and the related footnote for additional information about the SERP.

Amounts credited to the SERP may be allocated by a participant among hypothetical investment alternatives. The amounts deferred are not actually invested in the alternatives; the alternatives exist to enable the Company to calculate what a participant is owed at the time the deferred amounts are distributed. The Company purchases insurance to secure its obligations to the participants.

The Company’s discretionary contribution for the participating NEOs is approved by the Committee each year, usually in November. In addition, at this time the Committee also reviews published survey data regarding various aspects of deferred compensation plans, including market practices, design features, benefit levels, and funding.

Termination and Change-in-Control Payments

As of the fiscal year ended June 30, 2007, the Company’s employment agreements with the NEOs, stock incentive plans, and SERP (except Mr. McGinnis) provide payments and benefits to NEOs upon certain terminations of employment and following a change-in-control of the Company.

In August 2006, the Company began a review of employment agreements with its NEOs for compliance with Section 409A of the Internal Revenue Code. Additionally, with the assistance of external advisors, the Company compared the employment agreements with current benchmark data for executive agreements. As a result of this effort, the Company entered into new employment agreements, effective August 29, 2007, with Mr. Miclot, Mr. Bevevino, and Mr. Spence. The agreements are effective for a term of one year and automatically renew each year for a subsequent one-year term unless either party decides not to renew. The agreements provide, among other things, for severance payments equal to three times base salary for Mr. Miclot and two times base salary for Mr. Bevevino and Mr. Spence, and continuation of healthcare and dental benefits for eighteen months upon termination of employment by the Company without cause or termination of employment by the executive with good reason. In addition, upon a change-in-control of the Company, if employment is terminated within twenty-four months following a change-in-control for the reasons described in the previous sentence, the agreements also provide for the severance payment to include, in addition to the amounts described in the preceding sentence, three times the target annual cash incentive opportunity plus three times the annual Company SERP contribution for Mr. Miclot and two times the target annual cash incentive opportunity plus two times the annual Company SERP contribution for Mr. Bevevino and Mr. Spence.

The agreements provide for payment of a tax gross-up if any of these payments are subject to an excise tax under Section 4999 of the Internal Revenue Code as an excess parachute payment under Section 280G of the Internal Revenue Code. Termination of employment occurs without cause if it occurs for reasons other than the executive being guilty of any act of material dishonesty with respect to the Company, or being indicted or convicted of a crime involving moral turpitude, or intentionally disregarding the terms of the employment agreement or instructions of the Board. The executive is permitted to terminate the agreement with good reason if there is a material downgrading in his duties, titles or responsibilities, or any reduction in his base salary or annual target cash incentive compensation, or a change in his principal place of business of more than 50 miles from its present location, or any significant and prolonged increase in traveling requirements, or if the Company decides not to renew the one-year term.

In connection with the Company’s review of executive employment agreements with its NEOs for compliance with Section 409A of the Internal Revenue Code, Mr. Reynolds and the Company entered into an Amended and Restated Employment Agreement on November 13, 2007 (the “Reynolds agreement”). Under the Reynolds agreement, in the event that Mr. Reynolds’ employment with the Company is terminated by the Company without cause or by Mr. Reynolds for good reason, Mr. Reynolds in entitled to a lump sum payment equal to his W-2 wages during the immediately preceding three completed calendar years, plus the aggregate amount of his car allowance for a thirty-six month period.

In addition, for three years after the date of termination of employment, the Company will continue to provide health insurance coverage to Mr. Reynolds. The Reynolds agreement also provides for payment of a tax gross-up if any change in control payments or benefits are subject to an excise tax under Section 4999 of the Internal Revenue Code as an excess parachute payment under Section 280G of the Internal Revenue Code.

Under the Reynolds agreement, cause means that Mr. Reynolds has (1) been guilty of any act of dishonesty material with respect to the Company, (2) been convicted of a crime involving moral turpitude which affects his ability to perform his duties or which materially adversely affects the Company, or (3) intentionally disregarded express instructions of the Board with respect to material matters of policy.

Under the Reynolds agreement, good reason means: (1) a material downgrading in duties, titles or responsibilities or a reduction in annual target incentive of 10% or more, (2) a change in principal place of business to a location not within 30 miles of its present location, (3) any significant and prolonged increase in the traveling requirements, (4) removal from or failure to be reelected to the Board, (5) any other material adverse change in working conditions, responsibilities or prestige, (6) during the two year period following a change in control, the failure by the Company to continue to provide Mr. Reynolds with employee benefits substantially similar to those enjoyed by him immediately prior to the change in control or the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive Mr. Reynolds of any material fringe benefit enjoyed by him immediately prior to the change of control, or (7) during the two year period following a change of control, notice by the Company that it will not extend the Reynolds agreement.

In addition to the severance benefits described above, under the Reynolds agreement, upon the termination of the agreement, the Company will pay to Mr. Reynolds a lump sum amount equal to: one hundred and fifty percent (150%) of his base salary, plus the amount of his car allowance for a twenty-four month period, plus an amount equal to two hundred percent (200%) of the Company’s matching contributions on behalf of Mr. Reynolds under the Company’s Retirement Savings Plan during the last completed fiscal year of the Company immediately prior to termination or expiration of the agreement, plus an amount equal to two hundred percent (200%) of the Company’s contributions on behalf of Mr. Reynolds under the Company’s supplemental executive retirement plan during the last completed fiscal year of the Company immediately prior to termination or expiration of the agreement. In addition, during the two year period following termination of the Reynolds agreement, the Company will continue to provide health insurance coverage to Mr. Reynolds (together with the coverage described above, such coverage to be provided for a total of five years following termination of employment).

The Reynolds agreement also provides that during a two-year extended employment period following Mr. Reynolds’ termination of service with the Company, stock options held by Mr. Reynolds will remain in effect in accordance with their terms.

The Reynolds agreement requires that the Company pay interest on a $300,000 personal loan to Mr. Reynolds and that the Company reimburse Mr. Reynolds for any taxes due to the payment of such interest.

Under the Reynolds agreement, Mr. Reynolds is subject to non-compete and employee no solicitation provisions that last for two years following termination of employment; provided that the period is reduced to one year in the event that the termination of employment occurs during the two year period following a change-in-control of the Company.

The employment agreement between the Company and Mr. McGinnis, which was amended and restated effective November 13, 2007, provides for payment of severance if his employment is terminated by the Company without cause or by Mr. McGinnis for good reason. Severance consists of payment of one year’s base salary. Termination of employment occurs without cause if it occurs for reasons other than Mr. McGinnis being guilty of any act of material dishonesty with respect to the Company, or being convicted of a crime involving moral turpitude, or intentionally disregarding the terms of his employment agreement or instructions of the Board. Good reason includes a material downgrading in duties, titles or responsibilities, a change in Mr. McGinnis’ principal place of business to a location not within 15 miles of its present location, any significant and prolonged increase in the traveling requirements and any other material adverse change in working conditions, responsibilities or prestige. The agreement also specifies that if Mr. McGinnis’ employment is terminated by Mr. McGinnis for any reason or terminated by the Company without cause upon or after a business combination not approved by a majority of disinterested members of the Board, then Mr. McGinnis will receive an amount equal to three times his then current base salary.

In connection with the execution of the Agreement, five of the Company’s executive officers (including Messrs. Miclot, Reynolds and Spence) and one other individual entered into letter agreements relating to the treatment of their existing employment or change-in-control agreements. The letter agreements provide for payments that settle all obligations under the existing employment or change of control agreements and the termination of those agreements upon completion of the Offer. In addition, each of the six individuals referred to above has entered into a new employment agreement with Parent to become effective only upon completion of the Offer. Information regarding these letter agreements and these new employment agreements and additional information regarding certain other interests of these individuals in connection with the Offer and the Merger is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a).

Severance

As described above, employment agreements with the NEOs provide severance payments and continuation of medical and dental benefits in an amount the Company believes is appropriate, taking into account the time it is expected to take an executive to find another position. Severance is provided if employment is terminated by the Company without cause, or by an executive upon a significant modification of the terms and conditions of the executive’s employment. The Committee evaluated the level of payments and benefits using published market survey data on competitive severance and change-in-control practices and benefit levels. The Company benefits because (a) severance payments and benefits are an important retention tool and (b) separated employees agree not to be employed by a competitor of the Company for a specified period in exchange for severance payments and benefits.

Change-in-Control

These benefits are provided in recognition of the importance to the Company and its stockholders of avoiding the distraction and loss of key executives that may occur in connection with rumored or actual fundamental corporate changes. The employment agreements with the NEOs provide severance payments and continuation of health and dental benefits if employment is terminated within a specified period after a change-in-control. Properly designed change-in-control benefits protect stockholder interests by enhancing employee focus during rumored or actual change-in-control activity.

In addition to severance and benefits provided to NEOs under employment agreements, upon a change-in-control, SERP benefits and stock options become fully vested. These benefits generally require only a change-in-control, without requiring termination of an executive’s employment. The Company selected the so-called “single” trigger treatment for equity vehicles, based on a market research study completed for the Company by an outside consulting firm in FY07, to be consistent with market practices, which generally favor immediate vesting of equity awards upon a change-in-control. In addition, the “single” trigger treatment may help promote retention of key employees through the consummation of a change-in-control by allowing stock options to fully vest upon the completion of a change-in-control transaction without the need for a subsequent employment termination.

Please consult the table on “Potential Payments on Termination and Change-in-Control” and the accompanying footnotes for more information about payments due upon a termination of employment or a change-in-control of the Company.

As described below in the section entitled “Tax and Accounting Impact,” the Company has committed to provide tax gross-ups for some of the NEOs from any taxes due under Section 4999 of the Internal Revenue Code related to certain payments made in connection with a change-in-control of the Company. This approach ensures that executives are not disadvantaged by unfavorable tax treatment in the event of a transaction that is beneficial to stockholders.

In connection with the execution of the Agreement, five of the Company’s executive officers (including Messrs. Miclot, Reynolds and Spence) and one other individual entered into letter agreements relating to the treatment of their existing employment or change-in-control agreements. The letter agreements provide for payments that settle all obligations under the existing employment or change of control agreements and the termination of those agreements upon completion of the Offer. In addition, each of the six individuals referred to above has entered into a new employment agreement with Parent to become effective only upon completion of the Offer. Information regarding these letter agreements and these new employment agreements and additional information regarding certain other interests of these individuals in connection with the Offer and the Merger is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a).

Role of Executive Officers

As discussed previously, Mr. Miclot recommends to the Committee base salary, target annual cash incentive levels, actual cash incentive payouts, and long-term equity incentive awards for the senior officer group (other than himself and Mr. McGinnis), and these recommendations are considered in the context of many other factors, including competitive market data, Company and individual performance, retention needs, and internal equity. These recommendations are based on qualitative judgments regarding individual performance and quantitative analysis provided by Pearl Meyer & Partners, the Company’s independent compensation consultant. Mr. Miclot is not involved with any aspect of determining his compensation or the compensation of Mr. McGinnis.

Timing of Pay Decisions

Unless circumstances require otherwise, all compensation decisions regarding the NEOs are made at scheduled meetings of the Committee, which occur in August, November, February, and May, following the release of the Company’s quarterly financial results. Stock options may be awarded to the NEOs at any time; however, the procedure used for stock option awards generally results in awards being made annually at the Committee’s meeting in August each year, following the release of the Company’s annual financial results. As a result, annual stock option awards are made to the NEOs at the same time as awards are made to all Company employees worldwide who are eligible to receive stock option awards. Annual awards to employees for FY08 were approved at the Committee’s meeting on August 20, 2007, with an effective date of August 21, 2007. Stock option awards for newly eligible employees are made at the next scheduled meeting of the Committee after the date they become eligible.

Stock options are awarded at fair market value on the date approved by the Committee (or the next business day if the date of approval is not a business day). Fair market value for this purpose is defined as the average of the high and low market prices for the day. The Committee has not and does not intend in the future to coordinate the timing of long-term equity incentive awards with the release of material nonpublic information.

Stock Ownership Guidelines

The Company does not apply stock ownership guidelines or requirements to executive officers, including the NEOs. The Committee believes that executive officers, including the NEOs, have substantial exposure to share price fluctuations and have a meaningful alignment with stockholders. The Committee reviewed this policy in FY07 and decided not to recommend stock ownership requirements for the NEOs. This decision was shared with the Board, and the Board concurred.

Tax and Accounting Impact

The Committee and management have considered the impact of accounting and tax rules on the design and operation of compensation programs to balance the potential cost to the Company with the benefit to the executive.

Under Section 162(m) of the Internal Revenue Code, the federal income tax deductibility of compensation paid to the Company’s Chief Executive Officer and to each of its four other most highly compensated executive officers may be limited to the extent that such compensation exceeds $1 million in any one fiscal year. With regard to Section 162(m), it is the Committee’s intent to maximize deductibility of executive compensation while retaining discretion needed to compensate executives in a manner commensurate with individual and Company performance and with the competitive landscape for executive talent. In this regard, the Company has complied with Section 162(m) and has foregone tax deductions on compensation in excess of $1 million where required. It is possible that non-qualifying compensation paid to the Company’s executive officers in the future may exceed $1 million in a fiscal year and therefore may limit the tax-deductibility of a portion of such compensation.

The Company has committed to provide tax gross-ups for all executive officers (except Mr. McGinnis) from excise taxes due under Section 4999 of the Internal Revenue Code related to certain payments made in connection with a change-in-control of the Company. In the absence of a tax gross-up, this excise tax may cause senior executives to be in a worse economic situation than without a change-in-control provision and create a disincentive for completing a transaction that is in the best interest of stockholders. For this reason, the Company determined that Section 4999 gross-up payments are appropriate for the Company’s executive officers (except Mr. McGinnis).

COMPENSATION AND HUMAN RESOURCE COMMITTEE REPORT

The Compensation and Human Resource Committee has reviewed and discussed the above Compensation Discussion and Analysis with the Company’s management. Based on the review and discussions, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement and in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, and the Board has agreed with that recommendation.(1)

John C. Miles II, Chairman
Douglas A. Cotter
Donald H. Jones

(1) This refers to the Proxy Statement filed October 16, 2007.

ADDITIONAL INFORMATION REGARDING EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation of the Principal Executive Officer and the Principal Financial Officer of the Company during the fiscal year ended June 30, 2007, and the three highest paid executive officers other than the Principal Executive Officer and the Principal Financial Officer for services rendered to the Company and its subsidiaries during the fiscal year ended June 30, 2007. These individuals are described in the Information statement as the “named executive officers.”

					Change in
					Pension
					Value and
					Nonqualified
				Non-Equity	Deferred
	Fiscal		Option	Incentive Plan	Compensation	All Other
Name and Principal Position	Year	Salary(1)	Awards(2)	Compensation(3)	Earnings(4)	Compensation(5)	Total(6)

John L. Miclot	2007	$709,808	$1,360,050	$630,720	—	$135,954	$2,836,532
President and Chief Executive Officer
Craig B. Reynolds	2007	$509,732	$830,681	$345,706	$10,187	$111,642	$1,807,948
Executive Vice President, Chief Operating Officer
Daniel J. Bevevino	2007	$355,336	$674,150	$206,565	—	$79,756	$1,315,807
Vice President, Chief Financial Officer
Gerald E. McGinnis	2007	$300,000	$435,013	—	—	$286,958	$1,021,971
Executive Chairman of the Board
Donald J. Spence	2007	$332,923	$280,125	$126,000	—	$224,487	$963,535
President, Sleep and Respiratory Group

(1)	The amounts in this column represent cash compensation earned and received by named executive officers as well as amounts deferred and contributed at the election of those officers to a tax deferred Section 401(k) plan.

(2)	The amounts in this column are the dollar amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with Financial Accounting Standard 123(R), disregarding any estimate of forfeitures related to service-based vesting conditions. See Note N to the Consolidated Financial Statements, filed with our annual report on Form 10-K, for a discussion of the assumptions made in calculating amounts under Financial Accounting Standard 123(R).

(3)	The amounts in this column represent annual cash incentives that were paid in the first quarter of fiscal year 2008 under annual cash incentive plans for performance related to fiscal year 2007. The amounts in this column include amounts deferred and contributed at the election of the named executive officers to a tax deferred Section 401(k) plan.

(4)	The amount in this column represents the year-over-year change in the present value of Mr. Reynold’s accumulated benefit under the Healthdyne Technologies, Inc. Retirement Benefit Award. More information about this benefit is contained in the table entitled “Pension Benefits.”

(5)	The amounts in this column are composed of Company contributions to the Company’s qualified and non-qualified retirement plans, certain interest income, and the cost of supplemental insurance, as well as perquisites paid to named executive officers. The following table sets forth all such compensation paid in 2007 to the named executive officers.

Nature of all Other Compensation	Mr. Miclot	Mr. Reynolds	Mr. Bevevino	Mr. McGinnis	Mr. Spence

Retirement(A)	$105,432	$69,450	$55,270	$265,600	$51,639
Insurance	2,635	2,635	2,467	1,421	1,828
Relocation(B)	—	—	—	—	158,289
Interest Income	372	21,321	—	339	—
Perquisites(C)	27,515	18,236	22,019	19,598	12,731

Total	$135,954	$111,642	$79,756	$286,958	$224,487

(A)	For Mr. McGinnis, consists of contributions to a deferred individual annuity arrangement and related tax reimbursement.

(B)	For Mr. Spence, consists of relocation benefits and tax reimbursement related to joining the company in fiscal year 2006.

(C)	Perquisites consist of transportation allowances, club dues, spousal travel, non-business entertainment, and annual physical examinations.

(6)	The amounts shown in the “Total” column are an estimate prepared in accordance with the rules of the Securities and Exchange Commission. These amounts include the amounts shown in the column “Option Awards.” The “Option Awards” amounts do not necessarily represent the value the executive may actually receive; the value could be substantially less (even zero) or more than the amounts represented. As a result, that portion of the amounts shown in the “Total” column may never be earned.

Grants of Plan Based Awards

The following table sets forth certain information concerning grants of awards made to each named executive officer during the fiscal year ended June 30, 2007:

		Estimated	All Other
		Payouts	Option
		Under	Awards:
		Non-Equity	Number			Grant Date
		Incentive	of	Exercise	Closing	Fair Value of
		Plan	Securities	or Base	Market	Stock and
	Grant	Awards	Underlying	Price of	Price on	Option
Name	Date	at Target(1)	Options	Options	Grant Date	Awards

John L. Miclot	8/22/06	$657,000	200,000	$35.33	$35.45	$1,720,000
Craig B. Reynolds	8/22/06	$360,110	116,000	$35.33	$35.45	$997,600
Daniel J. Bevevino	8/22/06	$215,172	80,000	$35.33	$35.45	$688,000
Gerald E. McGinnis	8/22/06	—	40,000	$35.33	$35.45	$344,000
Donald J. Spence	8/22/06	$168,000	60,000	$35.33	$35.45	$516,000

(1)	The amounts in this column represent the target annual cash incentives under the Company’s annual cash incentive plans for fiscal year 2007 as described in the “Compensation Discussion and Analysis” under the heading “Compensation Levels — Annual Cash Incentives.” There are no threshold or maximum payout amounts. The amounts shown are based on the named executive officer’s fiscal year 2007 base salary. Actual amounts earned by the named executive officers and paid for fiscal year 2007 are reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”

Outstanding Equity Awards

The following table sets forth certain information concerning outstanding equity awards for each named executive officer as of June 30, 2007:

	Option Awards				Stock Awards
								Equity
							Equity	Incentive
							Incentive	Plan
							Plan	Awards:
							Awards:	Market or
							Number of	Payout
						Market	Unearned	Value of
					Number of	Value of	Shares,	Unearned
					Shares or	Shares	Units or	Shares,
	Number of	Number of			Units of	or Units	Other	Units or
	Securities	Securities			Stock	of Stock	Rights	Other
	Underlying	Underlying			That	That	That	Rights
	Unexercised	Unexercised	Option	Option	Have	Have	Have	That
	Options	Options	Exercise	Expiration	Not	Not	Not	Have Not
Name	Exercisable	Unexercisable(1)	Price	Date	Vested	Vested	Vested	Vested

John L. Miclot	15,000	—	$16.84	08/22/11	—	—	—	—
	40,000	—	$16.34	08/16/12	—	—	—	—
	40,000	20,000	$20.34	08/27/13	—	—	—	—
	100,000	50,000	$22.95	12/01/13	—	—	—	—
	50,000	50,000	$26.77	08/25/14	—	—	—	—
	37,500	112,500	$38.95	08/24/15	—	—	—	—
	—	200,000	$35.33	08/22/16	—	—	—	—

	282,500	432,500
Craig B. Reynolds	22,500	—	$16.34	08/16/12	—	—	—	—
	45,000	22,500	$20.34	08/27/13	—	—	—	—
	45,000	45,000	$26.77	08/25/14	—	—	—	—
	25,000	75,000	$38.95	08/24/15	—	—	—	—
	—	116,000	$35.33	08/22/16	—	—	—	—

	137,500	258,500
Daniel J. Bevevino	12,500	—	$16.84	08/22/11	—	—	—	—
	40,002	—	$16.34	08/16/12	—	—	—	—
	40,000	20,000	$20.34	08/27/13	—	—	—	—
	40,000	40,000	$26.77	08/25/14	—	—	—	—
	20,000	60,000	$38.95	08/24/15	—	—	—	—
	—	80,000	$35.33	08/22/16	—	—	—	—

	152,502	200,000
Gerald E. McGinnis	31,200	—	$12.31	11/19/07	—	—	—	—
	7,350	—	$6.08	08/21/08	—	—	—	—
	20,004	—	$4.22	10/12/09	—	—	—	—
	10,206	—	$9.23	08/18/10	—	—	—	—
	40,000	—	$16.84	08/22/11	—	—	—	—
	20,000	—	$16.34	08/16/12	—	—	—	—
	15,000	5,000	$20.34	08/27/13	—	—	—	—
	40,000	40,000	$26.77	08/25/14	—	—	—	—
	15,000	45,000	$38.95	08/24/15	—	—	—	—
	—	40,000	$35.33	08/22/16	—	—	—	—

	198,760	130,000
Donald J. Spence	30,000	30,000	$33.04	05/25/15	—	—	—	—
	—	60,000	$33.04	08/22/16	—	—	—	—

	30,000	90,000

(1)	These options vest in equal installments over a four year period from the date of the grant.

Option Exercises and Stock Vesting

The following table describes the stock options exercised by the named executive officers during the fiscal year ended June 30, 2007. The Company has no stock awards outstanding to any named executive officer.

Options Exercised and Stock Vested 2007
	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
Name	Exercise	Exercise	Vesting	Vesting

John L Miclot	—	—	—	—
Craig B. Reynolds	—	—	—	—
Daniel J. Bevevino	—	—	—	—
Gerald E. McGinnis	39,040	$1,419,158	—	—
Donald J. Spence	—	—	—	—

Pension Benefits

The following table sets forth certain information concerning each plan that provides for payments or other benefits at, following, or in connection with retirement for each named executive officer as of June 30, 2007:

		Number of	Present	Payments
		Years	Value of	During
		Credited	Accumulated	Last
Name	Plan Name(1)	Service(2)	Benefits(3)	Fiscal Year

Craig B. Reynolds	Healthdyne Technologies, Inc. Retirement Benefit Award	20	$195,398	—

(1)	The Healthdyne Technologies, Inc. Retirement Benefit Award (“Healthdyne Plan”) is a non-contributory non-qualified defined benefit pension plan. The benefit formula is three percent for each year of service (capped at 20 years) multiplied by the average base salary during the highest three years of employment, reduced by Social Security benefits. The amount of Mr. Reynolds’ estimated retirement benefit is not increasing as a result of Healthdyne’s merger with the company in 1998. The benefit is payable starting after retirement. The benefit is payable as (a) a monthly benefit for Mr. Reynolds’ life that ceases upon his death, or (b) a monthly benefit for Mr. Reynolds’ life that is payable after his death to his spouse for her life, if he is survived by a spouse, in an amount equal to 50 percent of the monthly amount payable to Mr. Reynolds.

(2)	Mr. Reynolds has accumulated the maximum number of years of service recognized under the Healthdyne Plan (i.e., 20 years). His benefit is payable immediately following termination of employment, or may be deferred until any time between early retirement age and normal retirement age. Normal retirement age is age 65; early retirement age is age 55 with 10 years of service. For early retirement, benefits are reduced for each year in which payment commences before age 65. Mr. Reynolds is eligible for early retirement, with a 27 percent reduction.

(3)	The amount in this column represents the actuarial present value of Mr. Reynolds’ accumulated pension benefit at June 30, 2007, assuming retirement at age 65 based upon current level of pensionable income. An interest rate of 5.50 percent and the 1983 GAM mortality table were used to calculate this benefit. The initial annual payment, assuming retirement at age 65, is estimated to be $33,525.

Non-qualified Deferred Compensation

			Aggregate
	Executive	Registrant	Earnings		Aggregate
	Contributions	Contributions	in Last	Aggregate	Balance at
	in Last Fiscal	in Last Fiscal	Fiscal	Withdrawals/	Last Fiscal
Name	Year(1)	Year(1)	Year(2)	Distributions	Year End

John L. Miclot	—	$98,550	$74,913	—	$539,984
Craig B. Reynolds	—	$69,450	$67,106	—	$423,689
Daniel J. Bevevino	—	$48,414	$52,290	—	$293,336
Gerald E. McGinnis	—	—	—	—	—
Donald J. Spence	—	$45,360	$13,645	—	$93,405

(1)	The Company maintains two non-qualified deferred compensation plans: the 2004 Supplemental Executive Retirement Plan and the 2005 Supplemental Executive Retirement Plan (collectively, the “SERP”). These plans are maintained separately for purposes of complying with the deferred compensation tax rules in Internal Revenue Code section 409A. The 2004 plan is closed to new contributions. All amounts shown in the table reflect combined amounts for the 2004 and 2005 plans. The SERP allows eligible employees, including all NEOs (except Mr. McGinnis), to voluntarily defer a portion of their base salary, annual cash incentive pay, and other incentive pay amounts, into the SERP. The SERP also allows the Company to make an annual discretionary contribution. Amounts deferred by executives in fiscal year 2007 if any for base salary, annual cash incentive pay, and other incentive pay are included in the 2007 Summary Compensation Table. The Company contributions made in fiscal year 2007 are also included in the 2007 Summary Compensation Table under the “All Other Compensation” column. SERP participants may elect a lump sum payment, or an installment distribution payable for up to 10 years after separation.

(2)	Aggregate earnings consist of interest, dividends, capital gains and appreciation/depreciation of investment results reported in the annual participant account balances.

Potential Payments upon Termination or Change-in-Control

The following information describes and quantifies payments and benefits that would become payable to each named executive officer if his employment terminated on June 30, 2007, based on the terms of his employment agreement and compensation level at June 30, 2007, and on the Company’s closing stock price on that date.

Respironics has employment agreements with each named executive officer that provide severance and other payments and benefits upon termination of employment in certain circumstances. The section above entitled “Compensation Discussion and Analysis” includes under the heading “Termination and Change-in-Control Payments” a summary of the material terms and conditions of the employment agreements between the Company and the named executive officers. This summary also includes a description of changes made in employment agreements since June 30, 2007, which is the effective date of the information below, that are not reflected in the information below. The terms of the Company’s Stock Incentive Plans and Supplemental Executive Retirement Programs also provide benefits in the case of certain employment terminations following a change-in-control of the Company.

Potential payments to named executive officers can occur under the following triggering circumstances:

•	voluntary separation at the election of a named executive officer (“Separation”);

•	termination by the Company for cause (“Discharge”);

•	termination by the Company without cause or termination by a named executive officer with good reason (“Regular Termination”); and

•	termination by the Company without cause or termination by a named executive officer with good reason following a Change-in-Control of the Company (“Change-in-Control Termination”).

In addition, upon retirement each named executive officer participating in the Company’s Supplemental Executive Retirement Plan (“SERP”) will receive the amount in his individual SERP account. The account balances payable if a named executive officer’s employment terminated on June 30, 2007 are disclosed in the table entitled “Nonqualified Deferred Compensation” and are not included below. Upon retirement, amounts payable to Mr. Reynolds under the Healthdyne Technologies, Inc. Retirement Benefit Award are disclosed in the table entitled “Pension Benefits” and are not included below.

Severance pay

Employment agreements between the Company and each named executive officer provide for the payment of severance upon Regular Termination with the amount of severance based on the duration of the employment agreement or a multiple of base salary. Certain agreements also provide for payment of annual cash incentives and for continuation of healthcare and dental benefits. No severance is payable upon Separation or Discharge, except for Mr. Reynolds whose employment agreement provides for payments in exchange for certain rights surrendered by Mr. Reynolds under his employment agreement. Please see the section above entitled “Compensation Discussion and Analysis” under the heading “Termination and Change-in-Control Payments” for more information about employment agreements.

Change-in-Control Termination provisions are designed so that employees are neither harmed nor given a windfall in the event of a Change-in-Control Termination. The provisions are intended to ensure that executives evaluate business opportunities in the best interests of stockholders.

In connection with the execution of the Agreement, five of the Company’s executive officers (including Messrs. Miclot, Reynolds and Spence) and one other individual entered into letter agreements relating to the treatment of their existing employment or change of control agreements. The letter agreements provide for payments that settle all obligations under the existing employment or change of control agreements and the termination of those agreements upon completion of the Offer. In addition, each of the six individuals referred to above has entered into a new employment agreement with Parent to become effective only upon completion of the Offer. Information regarding these letter agreements and these new employment agreements and additional information regarding certain other interests of these individuals in connection with the Offer and the Merger is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a).

Equity awards

Unexercisable stock option awards granted to named executive officers in accordance with the Company’s stock incentive plans become immediately exercisable upon a change-in-control and remain exercisable for the remaining term of the stock option award. Unexercisable stock option awards are forfeited upon Separation and Discharge. These terms are applicable to all employees covered by the Company’s stock incentive plans.

The Company’s stock incentive plans provide for accelerated vesting of unexercisable stock option awards upon a change-in-control without an employment termination. These terms are applicable to all employees covered by the stock incentive plans.

Deferred compensation

The SERP permits the deferral of salary and cash incentives by the named executive officers (except Mr. McGinnis) and provides for discretionary Company contributions. Named executive officers (except Mr. McGinnis) may receive the vested amount in their individual SERP account upon any type of employment termination.

The SERP provides for accelerated vesting of benefits upon a change-in-control without the need for termination of employment.

				Non-Qualified
			Equity Awards	Deferred
Name	Termination Event(1)	Severance(2)	(Stock Options)(3)	Compensation(4)

John L. Miclot	Voluntary Resignation	—	—	—
	Termination for Cause	—	—	—
	Termination without Cause	$2,308,842	—	—
	Change in Control	$2,526,875	$4,079,500	—
Craig B. Reynolds	Voluntary Resignation	$819,065	$1,163,843	$138,900
	Termination for Cause	$819,065	$1,163,843	$138,900
	Termination without Cause	$7,559,953	$1,163,843	$138,900
	Change in Control	$9,950,484	$2,327,685	$138,900
Daniel J. Bevevino	Voluntary Resignation	—	—	—
	Termination for Cause	—	—	—
	Termination without Cause	$1,167,512	—	—
	Change in Control	$1,748,862	$1,877,000	—
Gerald E. McGinnis	Voluntary Resignation	—	—	—
	Termination for Cause	—	—	—
	Termination without Cause	$112,500	—	—
	Change in Control	$900,000	$1,198,250	—
Donald J. Spence	Voluntary Resignation	—	—	—
	Termination for Cause	—	—	—
	Termination without Cause	$345,300	—	—
	Change in Control	$465,300	$722,100	$93,405

(1)	Termination without cause consists of involuntary termination by the Company and voluntary termination by a named executive officer under circumstances specified in the employment agreement between the Company and the named executive officer.

(2)	Amounts payable pursuant to the terms of the employment agreements between the Company and each named executive officer, consisting of base salary, annual cash incentive, and healthcare and dental insurance coverage for a specified period. For Mr. Reynolds, the amount listed for a change-in-control termination also includes an excise tax gross-up. For Mr. Miclot, Mr. Bevevino, and Mr. Spence, the amounts listed for a change-in-control termination do not reflect the ability to voluntarily terminate employment after a change-in-control for any reason and accept a reduced severance payment. For Mr. McGinnis, the amount listed for a change-in-control termination is payable only if there is a business combination not approved by a majority of the disinterested members of the Board.

(3)	Under the terms of the Company’s stock incentive plans, all unexercisable stock options become exercisable immediately in the event of a change-in-control. The valuation shown is based upon the number of unexercisable stock options on June 30, 2007 that would become exercisable as a result of a change in control on such date multiplied by the closing price of Respironics common stock on June 30, 2007, which was $42.59 per share. No amount is included for the in-the-money value of stock options that were exercisable on June 30, 2007 without regard to a change-in-control. The value of such exercisable stock options is contained in the table entitled “Outstanding Equity Awards at Fiscal Year-End”.

(4)	Amounts assume termination or change-in-control separation occurring on June 30, 2007, with no further deferral of available funds. Under the terms of the Supplemental Executive Retirement Plan, the value of vested individual account balances is payable upon termination of employment in all cases. Amounts shown in this column reflect additional Company contributions related to post-termination severance payments specified in employment agreements (Mr. Reynolds) and the value of individual account balances that become vested as a result of a change-in-control (Mr. Spence).

Directors Compensation Table

The following table sets forth information concerning the compensation of non-employee directors of the Company during the fiscal year ended June 30, 2007.

					Change in
					Pension
					Value and
	Fees				Non-Qualified
	Earned or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
Name	Cash(1)	Awards	Awards(2)	Compensation	Earnings	Compensation	Total(3)

James W. Liken	$27,000	—	$15,505	—	—	—	$42,505
John C. Miles II	$54,500	—	$130,628	—	—	—	$185,128
Douglas A. Cotter	$80,000	—	$130,628	—	—	—	$210,628
Sean McDonald	$48,000	—	$130,628	—	—	—	$178,628
Mylle H. Mangum	$49,500	—	$194,675	—	—	—	$244,175
Joseph C. Lawyer	$58,000	—	$130,628	—	—	—	$188,628
J. Terry Dewberry	$48,000	—	$130,628	—	—	—	$178,628
Candace L. Littell	$51,500	—	$130,628	—	—	—	$182,128
Donald H. Jones	$49,500	—	$130,628	—	—	—	$180,128

(1)	The amounts in this column consist of annual retainer, Board meeting fees, Committee Chair retainers, and Committee meeting fees. The amounts in this column represent cash compensation earned and received as well as amounts deferred and contributed at the election a director to a non-qualified deferred compensation plan.

(2)	The amounts in this column are the dollar amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with Financial Accounting Standard 123(R), disregarding any estimate of forfeitures related to service-based vesting conditions. Stock option awards to non-employee directors vest over a period of three years from the grant date. See Note N to the Consolidated Financial Statements, filed with our annual report on Form 10-K, for a discussion of the assumptions made in calculating amounts under Financial Accounting Standard 123(R). The value for Mr. Liken consists of his first annual stock option award in November 2006 upon his becoming a non-employee director. The value for Ms. Mangum includes the initial stock option award of 20,000 shares made in May 2005 upon her becoming a non-employee director.

(3)	The amounts shown in the “Total” column are an estimate prepared in accordance with the rules of the Securities and Exchange Commission. These amounts include the amounts shown in the column “Option Awards.” The “Option Awards” amounts do not necessarily represent the value the director may actually receive; the value could be substantially less (even zero) or more than the amounts represented. As a result, that portion of the amounts shown in the “Total” column may never be earned.

SECURITY OWNERSHIP

Directors and Executive Officers

The following table shows the number of shares of Common Stock beneficially owned by each director and nominee for director of the Company, each of the officers of the Company named in the Summary Compensation Table herein and by all directors, nominees and executive officers of the Company as a group, as of September 28, 2007. As used herein, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). A person is deemed, as of any date, to have “beneficial ownership” of any security that the person has the right to acquire within 60 days after that date.

	Amount and
	Nature of
	Beneficial	Percent of
Name of Beneficial Owner	Ownership	Class

Daniel J. Bevevino(2)	280,834	0.38%
Douglas A. Cotter(1)	49,335	0.07%
J. Terry Dewberry(1)(3)	114,495	0.15%
Donald H. Jones(1)	86,529	0.12%
Joseph C. Lawyer(1)	54,700	0.07%
James W. Liken(2)	141,383	0.19%
Candace L. Littell(1)	60,137	0.08%
Mylle H. Mangum(1)	44,068	0.06%
Sean C. McDonald(1)	70,578	0.10%
Gerald E. McGinnis(4)	1,106,615	1.50%
John L. Miclot(2)	460,295	0.62%
John C. Miles II(1)	56,760	0.08%
Craig B. Reynolds(2)	306,384	0.41%
Donald J. Spence(2)	45,000	0.06%
All directors, nominees, and executive officers as a group (18 persons)	3,204,306	4.33%

(1)	Includes shares which would be outstanding upon the exercise of currently exercisable stock options granted under the 1991 Non-Employee Directors’ Stock Option Plan, the 2000 Stock Incentive Plan and the 2006 Incentive Stock Plan in the following names: Dr. Cotter, 45,125 shares; Mr. Dewberry, 72,925 shares; Mr. Jones, 55,325 shares; Mr. Lawyer, 19,500 shares; Ms. Littell, 55,325 shares; Mr. McDonald, 65,525 shares; Ms. Mangum, 41,925 shares; and Mr. Miles 45,125 shares.

(2)	Includes shares that would be outstanding upon the exercise of currently exercisable stock options granted under the Company’s 1992 Stock Incentive Plan, the 2000 Stock Incentive Plan and the 2006 Incentive Stock Plan in the following amounts: Mr. Bevevino, 232,502 shares; Mr. Liken, 2,425 shares; Mr. Miclot, 415,000 shares; Mr. Reynolds, 236,500 shares; and Mr. Spence, 45,000 shares.

(3)	Includes 1,000 shares held by Mr. Dewberry’s children, as to which voting and investment power is held by Mr. Dewberry.

(4)	Includes 21,595 shares held by Gerald E. McGinnis; 214,796 shares held in AWATTO Family Limited Partners; 47,200 shares held in the Charitable Unitrust; 15,337 shares held in the Charitable Foundation; and 540,790 shares held jointly with Mr. McGinnis’ wife, as to which voting and investment power is shared. Includes 217,560 shares that would be outstanding upon the exercise of currently exercisable stock options granted under the Company’s 1992 Stock Incentive Plan, the 2000 Stock Incentive Plan, and the 2006 Incentive Stock Plan.

Other Beneficial Owners

The following table sets forth information with respect to each stockholder known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock as of September 28, 2007:

	Amount and
	Nature of
	Beneficial	Percent of
Name and Address of Beneficial Owner(1)	Ownership	Class

Fidelity Management Trust (FMC) Company	7,268,054	9.85%
82 Devonshire Street Boston, Massachusetts 02109
Neuberger Berman LLC	4,422,176	6.00%
605 3rd Avenue New York, New York 10158

(1)	Information regarding the beneficial owner has been determined by the Company based solely upon data included in Form 13G filed with the SEC and the Company. Such filing contained information as of June 30, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file with the SEC and the NASD National Market System initial reports of ownership and reports of change in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholder are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

All Forms 3, 4 and 5 have been filed within the guidelines of the SEC during fiscal year 2007. In making this disclosure, the Company has relied solely on the written representation of its directors and officers and copies of the reports that they have filed with the SEC.

LEGAL PROCEEDINGS

There are no material proceedings to which any director, officer, affiliate or 5% owner of the company, or any associate of any such director, officer, affiliate or 5% owner is a party adverse to the company or any of its subsidiaries or in which any of the foregoing has a material interest adverse to the company or any of its subsidiaries.

ANNEX B OPINION OF GOLDMAN, SACHS & CO.

Goldman, Sachs & Co.	85 Broad Street	New York, New York 10004
Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

December 20, 2007
Board of Directors
Respironics, Inc.
1010 Murry Ridge Lane
Murrysville, PA 15668-8525

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Respironics, Inc. (the “Company”) of the $66.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of December 20, 2007 (the “Agreement”), by and among Philips Holding USA Inc. (“Philips”), Moonlight Merger Sub, Inc., a wholly owned subsidiary of Philips (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $66.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Philips or Merger Sub) will be converted into the right to receive $66.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Philips and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided, and are currently providing, certain investment banking and other financial services to Philips and its affiliates, including having acted as sole global coordinator and joint bookrunner with respect to a secondary offering of 151,655,000 American depositary shares of Taiwan Semiconductor Manufacturing Company (“Taiwan Semiconductor”), a subsidiary of Koninklijke Philips Electronics N.V. (“Royal Philips”), the parent company of Philips, by Royal Philips and other shareholders of Taiwan Semiconductor in August 2005, and a secondary offering of 240,000,000 American depositary shares of Taiwan Semiconductor by Royal Philips in May 2007; and as financial advisor to Royal Philips in connection with its acquisition of Color Kinetics Incorporated in August 2007; and are currently acting as financial advisor to Royal Philips in connection with its pending acquisition of The Genlyte Group Incorporated and as dealer manager with respect to the related tender offer by a subsidiary of Philips in connection therewith. We also may provide investment banking and other financial services to the Company, Philips and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

B-1

Board of Directors
Respironics, Inc.
December 20, 2007

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 30, 2007; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including their views on the risks and uncertainties of achieving the Forecasts. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $66.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Philips; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Philips, or class of such persons in connection with the Transaction, whether relative to the $66.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $66.00 in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

B-2

ANNEX C OPINION OF RAPTOR PARTNERS

December 20, 2007

The Board of Directors
Respironics, Inc.
1010 Murry Ridge Lane
Murrysville, PA 15668

Members of the Board:

You have requested our opinion as to the fairness as of the date hereof, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Respironics, Inc. (the “Company”) of the consideration to be received by such holders in connection with the proposed cash tender offer (the “Tender Offer”) by Moonlight Merger Sub, Inc. (“Merger Sub”), an indirect, wholly-owned subsidiary of Philips Holding USA Inc. (“Parent”), to acquire all of the Shares, and the subsequent merger of Merger Sub with and into the Company (the “Merger,” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement and Plan of Merger, to be dated as of December 20, 2007 (the “Merger Agreement”), among the Company, Parent, and Merger Sub. The Merger Agreement provides that, pursuant to the Tender Offer and the Merger, stockholders of the Company will be entitled to receive consideration equal to $66.00 in cash for each Share tendered in the Tender Offer or converted in the Merger (other than certain Shares specified in the Merger Agreement).

Raptor Partners LLC (“Raptor Partners”), as part of its investment banking business, is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and other transactions, as well as for estate, corporate, and other purposes. We have acted as a financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction and a portion of which is payable upon the execution by the Company of the Merger Agreement. The Company has also agreed to reimburse our expenses and indemnify us against certain liabilities arising out of the engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as financial advisor in connection with the acquisition of Pro-Tech Services, Inc. in December of 2007. We may also provide investment banking services to the Company and its subsidiaries or affiliates in the future. We are currently providing financial advisory services to the Company in connection with certain transactions unrelated to the Transaction, for which services we may receive fees. In connection with the above described investment banking services we have received, and may receive, customary compensation.

In connection with our opinion, we have reviewed, among other things, the following: (i) the financial terms and conditions of a draft dated December 20, 2007 of the Merger Agreement (the “Draft Merger Agreement”); (ii) Annual Reports on Form 10-K of the Company for each of the four fiscal years ended June 30, 2004 through June 30, 2007; (iii) certain publicly available interim reports to stockholders of the Company and Quarterly Reports on Form 10-Q of the Company; (iv) certain other public communications from the Company to its stockholders; (v) certain internal information of the Company (primarily financial in nature), including internal financial projections for the Company, prepared by its management; (vi) certain publicly available information concerning the reported price of, and the trading activity for, the Shares; (vii) the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally; and (viii) certain publicly available information regarding companies that we believe to

Board of Directors
Respironics, Inc.
December 20, 2007

be generally comparable to the Company, as well as trading market information for certain of such other companies’ securities. We have also discussed with certain senior officers of the Company the foregoing matters, as well as the operations, financial condition, history and future prospects of the Company and other matters. We have taken into account our assessment of general economic, market, and financial conditions and our experience in securities valuation generally. We have also considered such other information, studies, analyses, and considered such other factors, as we deemed appropriate.

In rendering this opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all financial, accounting, legal, tax, and other information discussed with, communicated to, or reviewed by us. We have not made an independent evaluation or appraisal of the properties, assets, or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities), or solvency of fair value of the Company or any of its subsidiaries or affiliates, nor have we been furnished with any such evaluations or appraisals. We have assumed that the executed Merger Agreement will conform in all material respects to the Draft Merger Agreement reviewed by us, and that the Transaction will be consummated as provided in the Draft Merger Agreement, with full satisfaction of all covenants and conditions and without any waivers thereof. In addition, we have assumed that the representations and warranties set forth in the Merger Agreement are and will be true and correct in all respects material to our opinion and that obtaining any necessary regulatory and third party approvals for the Transaction will not have an adverse effect on the Company.

With respect to the Company’s financial projections and internal financial analyses prepared by its management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management, and we assume no responsibility for and express no opinion with respect to the reasonableness of such projections or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements available to us. We do not express any opinion as to any tax or other consequences that may result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Our opinion is necessarily based upon the business, market, monetary, economic, and other conditions as they exist on, and can be evaluated as of, the date of this letter and does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. We assume no responsibility for updating or revising our opinion based on the circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which the Shares may trade subsequent to the announcement of the Merger. In accordance with internal procedures adopted pursuant to FINRA rules and regulations, this opinion is not subject to review by our fairness opinion committee and is directed to the Board of Directors of the Company in connection with its consideration of the Transaction. Our opinion does not address merits of the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction and any other potential transactions or business strategies that might be available to the Company. In addition, we express no opinion or recommendation as to whether stockholders of the Company should tender their Shares in the Tender Offer or how the stockholders of the Company should vote at the stockholders’ meeting, if any, held in connection with the Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Parent; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Parent, or class of such persons in connection

Board of Directors
Respironics, Inc.
December 20, 2007

with the Transaction, whether relative to the $66.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger or otherwise. This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except that this opinion may be included in its entirety, if required, in any filing made by the Company or Merger Sub in respect of the Transaction with the Securities and Exchange Commission, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our counsel.

Based upon our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Shares in the Transaction is fair to such holders from a financial point of view.

Very truly yours,
Raptor Partners LLC

By:	/s/ Craig A. Wolfganger
Craig A. Wolfganger
Executive Managing Director

ANNEX D DELAWARE APPRAISAL STATUTE

Delaware Appraisal Statute (DGCL Section 262)

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the

Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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